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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                             SECURITIES ACT OF 1934

                            ------------------------

                        AMATI COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                        AMATI COMMUNICATIONS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.20 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  023115 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            MR. JAMES E. STEENBERGEN
                        AMATI COMMUNICATIONS CORPORATION
                              2043 SAMARITAN DRIVE
                           SAN JOSE, CALIFORNIA 95124
                                 (408) 879-2000
                (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                 ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                                WITH A COPY TO:

                             RICHARD A. PEERS, ESQ.
                        HELLER EHRMAN WHITE & MCAULIFFE
                             525 UNIVERSITY AVENUE
                        PALO ALTO, CALIFORNIA 94301-1900
                                 (650) 324-7000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Amati Communications Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2043 Samaritan Drive, San Jose, California 95124. The title of the class of equity securities to which this statement relates is the common stock, par value $0.20 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer (the "Offer") by DSL Acquisition Corporation (the "Purchaser"), a Delaware corporation and direct wholly owned subsidiary of Texas Instruments Incorporated ("TI"), a Delaware corporation, to purchase all outstanding Shares at $20.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 19, 1997 among the Company, TI and Purchaser (the "Merger Agreement"), which Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 25, 1997 (the "Schedule 14D-1").

     Based on the information contained in the Schedule 14D-1, the principal executive offices of each of TI and Purchaser are located at: 13500 North Central Expressway, Dallas, Texas 75265-5474.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are set forth in the "Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 Thereunder" dated November 25, 1997 as attached hereto as Annex I and incorporated herein by reference in its entirety (the "Information Statement").

     (b)(2) In addition to the Merger Agreement, the Company is a party to a Loan and Security Agreement dated November 19, 1997 by and between the Company and TI (the "Loan Agreement") and a Confidentiality Agreement dated July 22, 1997 between TI and the Company (the "Confidentiality Agreement"). The Merger Agreement, the Loan Agreement and the Confidentiality Agreement are filed as Exhibit (c)(1), Exhibit (c)(2) and Exhibit (c)(3), respectively, hereto, and are summarized below and incorporated herein by reference in their entirety. TI has entered into a retention agreement with Mr. James Steenbergen, Director, Chief Executive Officer, President and Chief Financial Officer of the Company, which is filed as Exhibit (c)(4) hereto, and is summarized below and incorporated herein by reference in its entirety. TI has entered into similar retention agreements with Mr. Ronald Carlini, the Company's Vice President of Corporate Development, and Mr. James Hood, the Company's Vice President of Engineering, which are filed as Exhibits (c)(5) and (c)(6), respectively, hereto. In addition, the Company understands that TI is in the process of negotiating a consulting agreement with Dr. John Cioffi, a director and Chief Technical Officer of the Company. The Company has no knowledge of the terms on which such agreement may be entered into and the execution of such agreement is not a condition to the Offer. For information relating to Dr. Cioffi's current Employment Agreement with the Company see Annex I hereto.

                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. The summary is not a complete description of the terms thereof and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(1) hereto. Capitalized terms used and not otherwise defined herein have the meaning ascribed to them in the Merger Agreement.

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     The Offer. The Merger Agreement provides for the commencement of the Offer within five business days of the public announcement of the execution of the Merger Agreement. The Merger Agreement provides that the Purchaser cannot amend or waive the Minimum Condition or decrease the Offer Price or the number of Shares sought, or amend any other term or condition of the Offer in any manner adverse to the holders of Shares or extend the expiration date of the Offer without the prior written consent of the Company. Notwithstanding the foregoing, the Purchaser has agreed to extend the Offer from time to time until February 23, 1998 if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case with or without the consent of the Company.

     The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to certain conditions. Assuming the prior satisfaction or waiver of the conditions to the Offer, the Purchaser has agreed to accept for payment and pay for any and all Shares tendered as soon as it is legally permitted to do so under applicable law; provided that, if the number of Shares that have been physically tendered and not withdrawn are more than 80% but less than 90% of the outstanding Shares determined on a fully diluted basis, the Purchaser may extend the Offer for up to five business days and thereafter on a day-to-day basis for up to an additional five business days from the date that all conditions to the Offer shall first have been satisfied or waived.

     Directors. The Merger Agreement provides that promptly upon TI's purchase of and payment for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis), TI shall be entitled to designate a number of directors, rounded up to the next whole number, on the Company's board of directors (the "Company Board"), subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, TI and any of their affiliates (including Shares accepted for payment) bears to the total number of Shares then outstanding. The Company shall, upon request of the Purchaser, on the date of such request, either increase the size of the Company Board or secure the resignations of such number of its incumbent directors as is necessary to enable TI's designees to be elected to the Company Board, and shall cause TI's designees to be so elected. Notwithstanding the foregoing, until the Effective Time, the Company shall retain as members of the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, TI shall always have its designees represent at least a majority of the entire Company Board.

     The Merger Agreement also provides that from and after the time, if any, that TI's designees constitute a majority of the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of TI or the Purchaser under the Merger Agreement, and any waiver of any condition or any of the Company's rights under the Merger Agreement or other action by the Company in connection with the rights of the Company under the Merger Agreement may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Company Board; provided, that if there are no such directors, such actions may be effected by unanimous vote of the entire Company Board.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the Surviving Corporation (the "Surviving Corporation") and a direct wholly owned subsidiary of TI. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of the holders of any Shares, each issued and outstanding Share (other than Shares owned by TI, the Purchaser or any other wholly-owned subsidiary of TI and Shares held by stockholders who have demanded and perfected dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL") shall be converted into the right to receive the Offer Price without interest (the "Merger Consideration"). Each issued and outstanding share of common stock, par value $.01 per share, of the Purchaser shall be

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converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation. The Merger Agreement also provides that (i) the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation; (ii) the Certificate of Incorporation of the Company (the "Certificate of Incorporation") will be the initial Certificate of Incorporation of the Surviving Corporation; and (iii) the By-laws of the Company (the "By-laws") will be the initial By-laws of the Surviving Corporation.

     Treatment of Options and Warrants. The Merger Agreement provides that the options (the "Options") to purchase Shares under the Company's 1981 Stock Option Plan, 1981 Supplemental Stock Option Plan, 1990 Stock Option Plan, Old Amati 1992 Stock Option Plan, 1990 Non-Employee Directors' Stock Option Plan and 1996 Stock Option Plan (the "Option Plans") shall, pursuant to the terms of such Option Plans, not automatically vest as a consequence of the transactions contemplated by the Merger Agreement and that the Company Board shall not exercise any discretionary authority to vest such Options in connection with the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, Options ("Director Options") granted to non-employee directors under the 1990 Non-Employee Directors' Stock Option Plan shall vest immediately prior to the Effective Time pursuant to their terms and Director Options granted under any of the other Option Plans shall vest immediately prior to the Effective Time by action of the Company Board. At the Effective Time, each outstanding Director Option shall be converted into the right to receive cash in an amount equal to the product of (i) the number of Shares subject to such Director Option and (ii) the excess of (A) the Merger Consideration over (B) the per share exercise price of such Director Option.

     Holders of outstanding Options (other than Director Options) that are vested at the Effective Time shall be given the opportunity to make an irrevocable election, on a grant by grant basis to be effective immediately following the Effective Time, to receive in exchange for the cancellation of each such vested Option either (i) cash in an amount equal to the product of (a) the number of Shares subject to such Option and (b) the excess of (1) the Merger Consideration over (2) the per share exercise price of such Option or (ii) a substitute option to purchase TI common stock (a "Substitute Option") (a) which will be exercisable for a number of shares of TI's common stock equal to (1) the number of Shares subject to the Option multiplied by (2) the ratio obtained by dividing the Offer Price by the average closing price per share of TI's common stock on the New York Stock Exchange for the five consecutive trading days ending immediately prior to closing date of the Merger (the "Option Ratio"), rounded down to the next whole number of shares, (b) the exercise price for which shall equal the exercise price for the Shares otherwise purchasable pursuant to the Option divided by the Option Ratio, rounded to the nearest hundredth of a cent, and (c) which shall be subject to substantially the same terms and conditions as applicable to the Option.

     Holders of outstanding Options (other than Director Options) that are not vested as of the Effective Time shall, at the Effective Time, receive in substitution and cancellation for each such nonvested Option a Substitute Option, which Substitute Option shall be subject to the same vesting schedule as applicable to the Option.

     As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unexpired and unexercised warrant ("Warrant") to purchase Shares shall be converted into the right to receive an amount in cash equal to the product of (i) the number of Shares subject to such Warrant and (ii) the excess of (a) the Merger Consideration over (b) the per share exercise price of such Warrant, upon surrender of the certificate representing such Warrant; provided, that any Warrant as to which the per share exercise price is equal to or greater than the Merger Consideration shall be cancelled and terminated as of the Effective Time without payment of any consideration therefor.

     Stockholders' Meeting. Pursuant to the Merger Agreement, if the Company owns less than 90% of the Shares following the purchase of Shares by the Purchaser pursuant to the Offer, the Company shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement.

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     The Merger Agreement also provides that the Company shall, in accordance with applicable law, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement, obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with TI, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and obtain the necessary adoption of the Merger Agreement by its stockholders. The Merger Agreement also provides that the Company shall, subject to the fiduciary obligations of the Company Board under applicable law as advised by the Company's outside counsel, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the adoption of the Merger Agreement. In the event that the Purchaser shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains representations and warranties of the Company with respect to, among other things (i) organization and good standing, certificate of incorporation, bylaws and minute books, (ii) capitalization (including the ownership of subsidiaries),
(iii) authorization, validity of the Merger Agreement and Company action, (iv) consents and approvals and absence of violations, (v) Commission reports and financial statements, (vi) no undisclosed liabilities, (vii) absence of certain changes (including material adverse changes), (viii) certain contracts (including material agreements), (ix) employee benefit plans and ERISA, (x) litigation, (xi) permits, absence of defaults and compliance with applicable laws, (xii) taxes, (xiii) certain property, (xiv) intellectual property, (xv) environmental matters, (xvi) employee and labor matters, (xvii) information in tender offer documents, (xviii) brokers and finders, (xix) insurance and (xx) opinion of financial advisor.

     The Merger Agreement contains joint and several representations and warranties of TI and the Purchaser with respect to, among other things (i) organization and good standing, (ii) authorization, validity of the Merger Agreement and necessary action, (iii) consents and approvals and absence of violations, (iv) Commission reports and financial statements, (v) information in the tender offer documents and the proxy statement pertaining to the Merger,
(vi) sufficiency of funds, (vii) Share ownership and (viii) the Purchaser's operations.

     Interim Operations. In the Merger Agreement, the Company has agreed that, among other things, between the date of the Merger Agreement and prior to the time the Purchaser's designees have been elected to, and constitute a majority of, the Company Board, unless TI otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement, (i) the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its reasonable best efforts to preserve in all material respects its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates; (ii) neither the Company nor any of its subsidiaries shall, directly or indirectly, amend its certificate of incorporation or bylaws or similar organizational documents or split, combine or reclassify its outstanding capital stock; (iii) neither the Company nor any of its subsidiaries shall (a) declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to its capital stock (other than dividends from any subsidiary of the Company to the Company or any other subsidiary of the Company); (b) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Options and Warrants outstanding on the date of the Merger Agreement; (c) sell, lease or dispose of any assets or properties, other than in the ordinary course of business; (d) incur or modify any material debt, other than in the ordinary course of business consistent with past practice; (e) license or sublicense any asset or property of the Company or any of its subsidiaries except in the ordinary course of business consistent with past practice on a basis that results in a positive current royalty net of any royalties due by the Company or any of its subsidiaries on account of sales by the licensee or sublicensee; or (f) redeem, purchase or otherwise acquire, directly or

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indirectly, any of its or its subsidiaries' capital stock; (iv) neither the
Company nor any of its subsidiaries shall enter into, adopt or materially amend or terminate any employee benefit plans, amend any employment or severance agreement or increase in any manner the compensation or other benefits of its officers or directors or increase in any manner the compensation of any other employees (except for normal increases in the ordinary course of business); (v) neither the Company nor any of its subsidiaries shall (a) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than subsidiaries of the Company), except pursuant to contractual indemnification agreements entered into in the ordinary course of business; (b) make any loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company and payroll, travel and similar advances made in the ordinary course of business); or (c) make capital expenditures other than pursuant to the Company's current capital expenditure budget; (vi) neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by generally accepted accounting principles or applicable law; (vii) the Company shall not settle or compromise any claim (including arbitration) or litigation involving payments by the Company in excess of $250,000 individually which are not subject to insurance reimbursement without the prior written consent of TI, which consent shall not be unreasonably withheld; (viii) the Company shall not amend, modify or terminate in any material respect or enter into any new agreement material to the business of the Company without the prior written consent of TI, which consent shall not be unreasonably withheld; or (ix) neither the Company nor any of its subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

     Approvals and Consents; Cooperation; Notification. TI, the Purchaser and the Company have agreed to use their respective reasonable best efforts, and cooperate with each other, to (i) determine as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including pursuant to the HSR Act, advisable (in TI's and Purchaser's discretion) or required in order to consummate the transactions contemplated by the Merger Agreement, including, the Offer and the Merger and (ii) obtain such authorizations, approvals, consents or waivers as promptly as practicable. The Company, TI and the Purchaser have agreed to take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including under the HSR Act, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other governmental entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any governmental entity in connection therewith. The Company is required give prompt notice to TI of (i) the occurrence of any event, condition or development material to the Company and its subsidiaries, taken as a whole, and (ii) any notice from any Person claiming its consent is required in connection with the transactions contemplated by this Agreement. Each of the Company and TI have agreed to give prompt notice to the other of the occurrence or failure to occur of an event that would, or, with the lapse of time would cause any condition to the consummation of the Offer or the Merger not to be satisfied.

     Employee Benefits. TI and the Purchaser have agreed that the Surviving Corporation and its subsidiaries and successors shall provide those persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries ("Retained Employees") with employee plans and programs that provide benefits that are no less favorable in the aggregate than those provided to such Retained Employees immediately prior to the date hereof. With respect to such employee programs provided by the Surviving Corporation and its subsidiaries and successors, service accrued by such Retained Employees during employment with the Company and its subsidiaries prior to the Effective Time shall be recognized for all purposes, except to the extent necessary to prevent duplication of benefits. TI and the Purchaser have also agreed to honor, and cause the Surviving Corporation to honor, without modification, all employment and severance agreements and arrangements, as amended through the date of the Merger Agreement, with respect to employees and former employees of the Company disclosed to TI and the Purchaser pursuant to the Merger Agreement. TI and the Company have agreed that prior to the Effective Time, they shall reasonably cooperate to develop and adopt an employee retention plan for key employees of the Company, which plan shall be subject to TI's approval.

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     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it and its subsidiaries shall not (and shall use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys or other agents retained by or acting on behalf of the Company or any of its subsidiaries not to), (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below); (ii) engage in negotiations or discussions (other than to advise as to the existence of the restrictions described in this paragraph) with, or furnish any information or data to, any third party relating to an Acquisition Proposal; or
(iii) enter into any agreement with respect to any Acquisition Proposal or approve any Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, the Company and the Company Board may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") or approve an unsolicited Acquisition Proposal if the Company Board is advised by its financial advisor that such Potential Acquiror has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the Company Board determines in good faith (i) after receiving advice from its financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal (as defined below), and (ii) based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the Company Board's fiduciary duties under applicable law.

     "Acquisition Proposal" means any bona fide proposal, whether in writing or otherwise, made by a third party to acquire beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, the Company or its material subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving the Company or its material subsidiaries including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of any material portion of the assets of, or any material portion of the equity interest in, the Company or its material subsidiaries. "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, after receiving advice from its financial advisor, is reasonably capable of being financed by such third party.

     The Merger Agreement also provides that the Company shall (i) in the event the Company shall determine to provide any information as described above or shall receive any Acquisition Proposal, promptly inform TI in writing as to the fact that information is to be provided and shall furnish to TI the identity of the recipient of such information and/or the Potential Acquiror and the terms of such Acquisition Proposal and (ii) inform TI of any material amendment to the essential terms of any such Acquisition Proposal, except, in either case, to the extent that the Company Board determines in good faith, based upon the advice of outside legal counsel that any such action would violate the Company Board's fiduciary duties under, or otherwise violate, applicable law. The Company has agreed that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement containing confidentiality and standstill provisions substantially similar to the confidentiality and standstill provisions of the confidentiality agreement entered into between the Company and TI and described below.

     Pursuant to the Merger Agreement, the Company has agreed that the Company Board shall not (i) withdraw or modify, or propose to withdraw or modify, in any manner adverse to TI, its approval or recommendation of the Merger Agreement, the Offer or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal unless, in each case, the Company Board determines in good faith, after receiving advice from its financial advisor, that such Acquisition Proposal is a Superior

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Proposal and, based upon advice of its outside legal counsel, that the failure to take such action would violate its fiduciary duties under applicable law.

     Indemnification. The Company shall, and from and after the consummation of the Offer, TI and the Surviving Corporation shall jointly and severally, indemnify, defend and hold harmless the present and former directors and officers of the Company and its subsidiaries (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law. All rights to indemnification existing in favor of the directors and officers of the Company as provided in the Company's certificate of incorporation or by-laws, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the consummation of the Offer in any manner that would adversely affect the rights of the individuals who at or prior to the consummation of the Offer were directors or officers of the Company with respect to occurrences at or prior to the consummation of the Offer and TI shall cause the Surviving Corporation to honor all such rights to indemnification.

     Shareholder Litigation. The Merger Agreement provides that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated thereby, the Company will keep TI, and any counsel which TI may retain at its own expense, informed of the course of such litigation, to the extent TI is not otherwise a party thereto. The Company has also agreed that it will consult with TI prior to entering into any settlement or compromise of any such shareholder litigation and will not enter into any such settlement or compromise without TI's prior written consent, which consent shall not be unreasonably withheld.

     Further Assurances. Pursuant to the Merger Agreement, each of the parties has agreed to use its respective, reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(i) the Merger Agreement shall have been adopted by the requisite vote of the Company's stockholders if required by applicable law and the Company's certificate of incorporation; (ii) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; (iii) no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity or court which prohibits consummation of the Merger; and (iv) TI, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     The Merger Agreement provides that the obligation of the Company to effect the Merger is further subject to the conditions that the representations and warranties of TI and the Purchaser shall be true and accurate and that each of TI and the Purchaser shall have performed in all material respects all of the respective obligations required under the Merger Agreement to be performed by TI or the Purchaser, as the case may be, at or prior to the Effective Time. The Merger Agreement also provides that the obligations of TI and the Purchaser to effect the Merger are further subject to the conditions that the Company's representations and warranties shall be true and accurate in all material respects as of the Effective Time as if made at and as of such time, and that the Company shall have performed in all material respects all of the respective obligations required under the Merger Agreement to be performed by the Company at or prior to the Effective Time. The conditions described in the two preceding sentences shall cease to be conditions if the Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time: (i) by mutual consent of TI, the Purchaser and the Company; (ii) by either the Company, on the one hand, or TI and the Purchaser, on the other hand, (a) if the Shares shall not have been purchased pursuant to the Offer on or prior to February 23, 1998, which date may be extended by TI, in its sole discretion, for up to an additional thirty days; provided, however, that a party may not terminate the Merger Agreement pursuant to this clause (a) if such party's failure to fulfill any obligation under the

Merger Agreement was the cause of, or resulted in, the failure of TI or the Purchaser to purchase the Shares on or prior to such date or (b) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or prohibiting TI to acquire or hold or exercise rights of ownership of the Shares, and such order, decree, ruling or other action shall have become final and non-appealable; (iii) by the Company (a) if prior to the purchase of Shares pursuant to the Offer, either (1) a third party shall have made an Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisor, is a Superior Proposal and the Company shall have concurrently executed a definitive agreement with such third party in respect of such Superior Proposal, or (2) the Company Board shall have withdrawn, or modified or changed in any manner adverse to TI or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger (or the Company Board resolves to do any of the foregoing), (b) if TI or the Purchaser shall have terminated the Offer, or the Offer shall have expired, without TI or the Purchaser purchasing any Shares pursuant thereto; provided, that, the Company may not terminate the Merger Agreement pursuant to the provision described in this clause (b) if the Company is in willful breach of the Merger Agreement or (c) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to completion of the Offer, TI or the Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided, that, the Company may not terminate the Merger Agreement pursuant to the provision described in this clause (c) if the Company is in willful breach of the Merger Agreement; or (iv) by TI and the Purchaser (a) if, prior to the purchase of Shares pursuant to the Offer, the Company Board shall have withdrawn, modified or changed in a manner adverse to TI or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than TI, the Purchaser or their affiliates (or the Company Board resolves to do any of the foregoing) or (b) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to completion of the Offer, TI or the Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that, TI may not terminate the Merger Agreement pursuant to the provision described in this clause (b) if TI or the Purchaser is in willful breach of the Merger Agreement.

     Termination Fee. The Company has agreed to pay to TI a termination fee of $8 million if the Merger Agreement is terminated by the Company pursuant to the provisions described in clause (iii)(a) under "Termination" above, or by TI and the Purchaser pursuant to the provisions described above in clause (iv)(a) under "Termination" above.

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, by written agreement of the parties thereto, by action taken by their respective Boards of Directors at any time prior to the date of closing with respect to any of the terms contained therein; provided, however, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affects the rights of the Company's stockholders under the Merger Agreement without the approval of such stockholders.

                                 LOAN AGREEMENT

     The following is a summary of the Loan and Security Agreement, dated as of November 19, 1997, by and between the Company, as Borrower, and TI, as Lender (the "Loan Agreement"). This summary is qualified in its entirety by reference to the Loan Agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit (c)(2) hereto.

     The Commitments and the Loans. Subject to the terms and conditions of the Loan Agreement and in reliance on the representations and warranties of the Company set forth therein, TI has agreed to make (i) a term loan (the "Term Loan") to the Company in the amount of $14,774,000 and (ii) revolving loans (each individually, a "Revolving Loan" and collectively, the "Revolving Loans," and together with the Term Loan, the "Loans") to the Company from time to time in an aggregate amount not to exceed at any time $5,000,000. The Term Loan was funded on November 19, 1997 in a single advance. All proceeds of the Term Loan were used to pay to Westell Technologies, Inc. ("Westell") the termination fee required to be paid to it pursuant to the Agreement and Plan of Merger, dated as of September 30, 1997, by and among the Company, Westell and Kappa Acquisition Corp. A Revolving Loan in the amount of $3,989,000 was funded on November 19, 1997. As required pursuant to the Loan Agreement, $3,557,000 of the Revolving Loan proceeds were used by the Company to pay in full all amounts outstanding under the Company's Loan and Security Agreement, dated as of September 30, 1997, between the Company and Westell. The balance of the Revolving Loan proceeds were used by the Company to pay in full all amounts outstanding to Silicon Valley Bank ("SVB") under the Loan and Security Agreement, dated as of April 25, 1997, between the Company and SVB.

     Interest Rate. The interest rate applicable to the Loans is the Prime Rate (as hereinafter defined) plus two percent (2%). Interest is payable monthly in arrears. Upon and during the continuance of an event of default under the Loan Agreement, the Term Loan and the Revolving Loans shall bear interest at a rate that is three percent (3%) in excess of the rate otherwise applicable at such time.

     Prepayments; Repayments. The Company may prepay the loans in whole or in part in increments of $100,000 at its option. The Company will be required to prepay the Loans as follows: (i) in full, immediately upon termination of the Merger Agreement for any of the reasons described in clauses (iii)(a) or (iv) under "Merger Agreement -- Termination" above, (ii) in full, within 180 days after the termination of the Merger Agreement for any of the reasons described under "Merger Agreement -- Termination" above (other than those described in clauses (iii)(a) or (iv) of such section) and (iii) if at any time the Revolving Loans exceed $5,000,000, in an amount equal to the excess. The Loans shall otherwise be payable in full on September 30, 1999, the termination date of the Loan Agreement.

     Forgiveness. Notwithstanding anything to the contrary in the Loan Agreement, TI has agreed to forgive the repayment of the Term Loan in the event that the Merger Agreement is terminated, except if the Merger Agreement is terminated (i) for any of the reasons described in clauses (iii)(a) or (iv)(a) under "Merger Agreement -- Termination" above, (ii) for any of the reasons described in clauses (ii)(a), (iii)(b), (iii)(c) or (iv)(b) under "Merger Agreement -- Termination" above and at the time of such termination the Company is in breach of certain of the conditions to completion of the Offer or (iii) in accordance with its terms and within six months after such termination, the Company or its stockholders consummate a transaction or enter into a definitive agreement with respect to an Acquisition Proposal that was pending at the time of such termination.

     Security. The Revolving Loans are secured by liens on and security interests in substantially all of the Company's personal property, including, without limitation, its inventory, equipment, accounts receivable, general intangibles, patents, trademarks, copyrights, computer hardware and software, and the proceeds thereof. The Term Loan is an unsecured obligation of the Company.

     Representations and Warranties. In addition to the Company's representations and warranties in the Merger, which are incorporated by reference into the Loan Agreement, the Company has made representations and warranties with respect to (i) the location of the collateral securing the Revolving Loans, (ii) the absence of other liens (other than certain permitted liens), (iii) the possession and control of its equipment and inventory, (iv) the delivery of instruments and chattel paper and (v) the absence of defaults or events of default.

     Covenants. So long as any of TI's lending commitments under the Loan Agreement remain in effect and until all of the Company's liabilities under the Loan Agreement have been irrevocably paid in full, the Company will be required to perform or comply with certain covenants, including, without limitation, covenants relating to (i) limitations on indebtedness, (ii) limitations on liens, (iii) notice and information delivery requirements, (iv) the payment of taxes and claims, (v) the maintenance of assets and properties, (vi) the maintenance of insurance policies, (vii) compliance with laws and (vii) reports to other creditors. In addition, certain covenants set forth in the Merger Agreement are incorporated by referenced into the Loan Agreement.

     Events of Default. The Loan Agreement contains customary events of default including, without limitation, (i) the failure to pay principal or interest on the Loans when due, (ii) any representation or warranty proving to have been false when made, the failure to comply with any other term, covenant or agreement of the Loan Agreement (subject, in certain instances, to a grace period of ten days), (iv) defaults with respect to certain other indebtedness,
(v) bankruptcy and insolvency and (vi) the failure of the Loan Agreement or any collateral documents to remain in full force and effect and to create a valid and perfected first priority security interest in the collateral securing the Revolving Loans.

                           CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement, dated as of July 22, 1997, between TI and the Company (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(3) hereto.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, TI agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection a possible transaction involving the Company and TI. TI has agreed in the Confidentiality Agreement that for a period of two years from the date of the Confidentiality Agreement, without the prior written consent of the Company, neither it nor any of its affiliates would, among other things, directly or indirectly, acquire or offer to acquire any securities of the Company, solicit proxies with respect to the Company's securities, or propose to enter into any extraordinary transaction involving the Company. TI further agreed that, for a period of two years from the date of the Confidentiality Agreement, neither TI nor any of its affiliates would, without the written consent of the Company, employ or solicit the employment of any employee of the Company or any of its subsidiaries with whom TI or its representatives had contact during the negotiations and investigations in connection with a possible transaction between TI and the Company.

     RETENTION AGREEMENTS WITH CERTAIN OF THE COMPANY'S EXECUTIVE OFFICERS

     The following is a summary of certain provisions of the retention agreement, dated as of November 19, 1997, by and between TI and James E. Steenbergen, the Company's Chief Executive Officer, President and Chief Financial Officer (the "Retention Agreement"). This summary is qualified in its entirety by reference to the Retention Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(4) hereto. Under the Retention Agreement, TI agreed that in the event the Company or TI terminates without cause Mr. Steenbergen's full-time employment with the Company or TI following the Merger, then TI will retain Mr. Steenbergen as an employee on an approved leave of absence until such time as all of his options to purchase Amati Common Stock that were granted prior to the Merger (and which will be converted into options to purchase stock of TI) become fully exercisable. In addition, under the Retention Agreement Mr. Steenbergen has agreed to certain non-competition and non-solicitation covenants in favor of TI.

     TI has entered into similar retention agreements with Mr. Ronald Carlini, the Company's Vice President of Corporate Development and Mr. James D. Hood, the Company's Vice President of Engineering.

                COOPERATIVE DEVELOPMENT & PRODUCT SALE AGREEMENT

     The Company and TI entered into a Cooperative Development and Product Sale Agreement (the "Development Agreement") as of October 16, 1996 pursuant to which the Company agreed to develop and sell to TI certain software to be incorporated into TI's digital signal processing products. Pursuant to the Development Agreement, the Company granted to TI certain licenses to use, copy, sell and manufacture certain of the Company's intellectual property included in the software to be developed by the Company.

ITEM 4. THE SOLICITATION OF RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. For the reasons discussed in
Item 4(b) below, the Company Board (the "Board of Directors") has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders and unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares thereunder to the Purchaser.

     (b) BACKGROUND; REASONS FOR RECOMMENDATION.

     In May 1997, the Company's Board of Directors began to consider possible strategic transactions involving the Company, including the possibility of an acquisition by a larger company. The Board of Directors determined to retain an independent financial advisor to investigate possible business combinations and strategic alternatives and to advise the Board of Directors with respect thereto. The Board authorized a committee composed of its outside directors to select a financial advisor.

     In June 1997, this committee selected Deutsche Morgan Grenfell Inc. ("DMG") to be retained as the Company's financial advisor. Thereafter, DMG contacted over fifteen companies, including TI, to determine interest in a possible business combination or other transaction with the Company. The companies included a large number of domestic and international semiconductor, telephone equipment and data communications equipment manufacturers.

     Effective as of July 22, 1997, the Company and TI entered into the Confidentiality Agreement for the purpose of investigating and further discussing a possible business combination. The Company also entered into similar confidentiality agreements with four other parties, including Westell Technologies, Inc. ("Westell"), for the same purpose. In addition, DMG and the Company made management presentations to six possible transaction candidates, including TI and Westell. Following these presentations and further discussions, only TI and Westell indicated interest in a business combination with the Company. During September 1997, TI conducted a due diligence review of the Company while Westell, but not TI, had active and continuous negotiations with the Company regarding an acquisition proposal which culminated in the execution of the Agreement and Plan of Merger among the Company, Westell and Kappa Acquisition Corp., a wholly-owned subsidiary of Westell, dated September 30, 1997 (the "Westell Merger Agreement"), pursuant to which the stockholders of the Company would receive Class A Common Stock of Westell in exchange for their Shares based on a conversion ratio of 0.9 shares of Westell Class A Common Stock for each Share of Company Common Stock (the "Westell Ratio"). One day before those negotiations were finalized, TI submitted a preliminary written proposal regarding an acquisition of the Company. Due to Westell's requirement that the Westell Merger Agreement be executed prior to October 1, 1997, or its offer would be withdrawn, and the preliminary and conditional nature of TI's proposal, the Board of Directors decided to proceed with the execution of the Westell Merger Agreement. Execution of the Westell Merger Agreement was publicly announced on October 1, 1997.

     On November 4, 1997, the Company received a letter from TI proposing a cash tender offer to purchase all of the outstanding Shares for $18 per share. On November 4, and again on November 6, the Board of Directors met to discuss this proposal. After consultation with DMG and the Company's legal counsel, the Board of Directors determined that this proposal constituted a "Superior Proposal" as defined in the provision of the Westell Merger Agreement relating to the Company's right to negotiate with an alternate bidder, and determined to enter into negotiations with TI.

     On November 5, 1997, representatives of the Company informed Westell and its representatives of the proposal made by TI and initiated discussions with representatives of Westell to determine whether, in light of the TI proposal, Westell was prepared to improve its offer.

     On November 7, 1997, the Company and its representatives initiated negotiations with TI and its representatives regarding the TI proposal, and TI began to conduct an additional due diligence review of the Company, by, among other things, holding discussions with certain of the Company's executives and representatives. As a result of these negotiations, on November 12, 1997, TI increased its proposal to $20 per share, eliminated or modified certain conditions and advised the Company that it had completed its due diligence review. The Board of Directors met to consider the increased proposal by TI and to review the terms of the proposed Merger Agreement.

     On November 13, 1997, the Company notified Westell that it had determined to accept the Offer and to terminate the Westell Merger Agreement in accordance with its terms, which required the Company to provide at least three business days notice of termination to Westell and pay to Westell a fee of approximately $14.8 million (the "Termination Fee").

     On November 18, 1997, the Board of Directors again met to consider and review the terms of the proposed Merger Agreement. At the meeting DMG made a presentation to the Board of Directors and delivered its oral opinion, subsequently confirmed in writing (the "Fairness Opinion"), that as of such date, the $20 per share cash consideration proposed to be received by the stockholders of the Company pursuant to the Offer and the Merger was fair to such stockholders (other than TI and its affiliates) from a financial point of view. The full text of the Fairness Opinion is attached and filed as Exhibit
(a)(2) to this statement. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. After discussion (which, among other things, took note of information the Company's advisors had received that Westell was unlikely to make any proposal to improve the terms of the Westell Merger Agreement), the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that stockholders of the Company accept the Offer and tender their shares.

     On November 19, 1997, subsequent to the expiration of the three business day notice period required by the Westell Merger Agreement, the Company arranged to pay to Westell the Breakup Fee, effecting the termination of the Westell Merger Agreement. Effective November 19, 1997, the Company, TI and Purchaser executed and delivered the Merger Agreement. On November 19, 1997, TI issued a press release announcing the execution of the Merger Agreement.

     In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered (among other things) the following:

     - The opinion of DMG, dated November 18, 1997, to the effect that, as of the date of the Fairness Opinion, the $20 per Share cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger was fair to such stockholders (other than TI and its affiliates) from a financial point of view. The full text of the Fairness Opinion is attached and filed as Exhibit (a)(2) to this statement. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     - The determination that the Offer and the Merger were superior to the transaction contemplated by the Westell Merger Agreement insofar as the $20 per Share price was payable in cash compared with the consideration offered by Westell in the form of Westell Class A Common Stock, and represented a premium of approximately 25% over the effective price per Share being offered under the Westell Merger Agreement (based on the closing price per Share of the Westell Class A Common Stock on the Nasdaq National Market on November 18, 1997).

     - The determination that the Offer and the Merger presented less risk to the stockholders of the Company than the merger contemplated by the Westell Merger Agreement insofar as, under the latter agreement, the Westell Ratio was fixed and not subject to adjustment in the event of any increase or decrease in the market price of the Westell Class A Common Stock, resulting in possible fluctuations in the value of the consideration to be received by the Company's stockholders under the Westell Merger Agreement.

     - The determination that the $20 per Share offered fair value to the Company's stockholders for their Common Stock and exceeded the market price that the Company's stockholders could reasonably expect to realize in the foreseeable future, taking into account the following factors: (a) information presented to the Board of Directors relating to the recent financial condition and results of operations of the Company and management's evaluation of the Company's prospects, as well as the Board of Directors' general familiarity with the Company's business, operations, financial condition and earnings on both an historical and a prospective basis; (b) the relationship of the $20 per Share price to the historical market prices for Company Common Stock, including that the $20 per Share represented a premium of approximately 31% over the closing price of the Company Common Stock on the Nasdaq National Market on November 18, the day on which the Board of Directors approved the Merger Agreement; (c) the vigorous arms-length nature of the negotiations that resulted in TI offering the $20 per Share price in the Offer and the Merger; and (d) the results of the process undertaken by DMG to approach and contact potential transaction candidates and the fact that, despite these contacts, only Westell and TI had made written proposals regarding a business combination prior to the public announcement of the Westell Merger Agreement and that, since the public announcement of the Westell Merger Agreement on October 1, 1997, no unsolicited expressions of interest had been received by the Company or DMG from any other third party.

     - The fact that, even though the Company encouraged Westell to improve its proposal for acquiring the Shares in light of the Offer, Westell declined to do so on November 18, 1997.

     - The terms and conditions of the TI Merger Agreement, including the amount and form of the consideration being offered to the Company's stockholders, the conditions to the Purchaser's obligations to consummate the Offer and the Merger, which the Board of Directors believes provides greater, or no less, certainty to the Company's stockholders than the Westell Merger Agreement, and TI's agreement to loan funds to the Company for the Company's payment of the Westell Termination Fee and repayment of amounts loaned to the Company by Westell in connection with the execution of the Westell Merger Agreement.

     The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. It summarizes all material factors considered. The Board of Directors did not assign any relative or specific weights to the foregoing factors, nor did it specifically characterize any factor as positive or negative (except as described above), and individual directors may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board of Directors received the advice of its financial and legal advisors. The Board of Directors viewed its recommendation as being based upon the totality of the information presented and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained DMG to act as financial adviser to the Company for the purpose of evaluating the fairness, from a financial point of view, of the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger. DMG had previously been retained by the Company to provide similar financial advisory services in connection with the Westell Merger Agreement. As compensation for DMG's services as financial adviser, the Company has agreed to pay DMG a retainer of $50,000 and a transaction fee of approximately $7.4 million upon consummation of the Merger, against which the retainer would be credited. In addition, the Company has agreed to reimburse DMG for its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) incurred in connection with its engagement, and to indemnify DMG and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares has been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender in the Offer all shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth Item 3(b) above, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary or the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) above, there are no transactions, Board of Directors resolutions, agreements in principal or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by TI and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                                    DESCRIPTION
---------------  ------------------------------------------------------------------------------
Exhibit(a)(1)    Press Release, dated November 19, 1997 issued by Texas Instruments
                 Incorporated
Exhibit(a)(2)    Opinion of Deutsche Morgan Grenfell Inc.*
Exhibit(a)(3)    Form of Letter to Stockholders of the Company dated November 25, 1997*
Exhibit(c)(1)    Agreement and Plan of Merger, dated as of November 19, 1997 among Amati
                 Communications Corporation, Texas Instruments Incorporated and DSL Acquisition
                 Corporation
Exhibit(c)(2)    Loan and Security Agreement, dated as of November 19, 1997 among Amati
                 Communications Corporation and Texas Instruments Incorporated
Exhibit(c)(3)    Confidentiality Agreement
Exhibit(c)(4)    Retention Agreement between Texas Instruments Incorporated and James
                 Steenbergen
Exhibit(c)(5)    Retention Agreement between Texas Instruments Incorporated and Ronald Carlini
Exhibit(c)(6)    Retention Agreement between Texas Instruments Incorporated and James Hood

---------------

* Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1997                                 AMATI COMMUNICATIONS
CORPORATION

                                          By:   /s/ JAMES E. STEENBERGEN
                                            ------------------------------------
                                            Name: James E. Steenbergen
                                            Title:  President, Chief Executive
                                              Officer and
                                                    Chief Financial Officer

                      (This page intentionally left blank)

                                                                         ANNEX I

                        AMATI COMMUNICATIONS CORPORATION
                              2043 SAMARITAN DRIVE
                               SAN JOSE, CA 95124
                            ------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                            ------------------------

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
            REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement, which is being mailed on or about November 25, 1997, to the holders of record of shares of the Common Stock, $0.20 par value per share (the "Shares"), of Amati Communications Corporation (the "Company"), is part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Unless otherwise defined herein, capitalized terms used herein are used as defined in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Texas Instruments Incorporated ("TI") to the Board of Directors of the Company (the "Board") and the Board's recommendation that you tender your Shares to TI pursuant to the Offer as set forth in Schedule 14D-9. The Company expects TI's designees will constitute a majority of the Board promptly following the purchase of Shares pursuant to the Offer, which the Company anticipates will be on or after December 23, 1997. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer, which is currently scheduled to expire on December 23, 1997, at which time, if the Offer is not extended and all conditions of the Offer have been satisfied or waived, Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn; provided that, if the number of Shares that have been physically tendered and not withdrawn are more than 80% but less than 90% of the outstanding Shares determined on a fully diluted basis, TI may extend the Offer for up to five business days and thereafter on a day-to-day basis for up to an additional five business days from the date that all conditions to the Offer shall first have been satisfied or waived.

                          RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that promptly upon the purchase of and payment for Shares by TI or any of its subsidiaries which represent at least a majority of the outstanding Shares (on a fully diluted basis), TI shall be entitled to designate such number of directors, rounded up to the next whole number, as will give TI, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by the percentage that such aggregate number of Shares so purchased or otherwise beneficially owned by TI or any affiliate of TI bears to the total number of outstanding Shares. The Company shall, upon request by TI, as promptly as is reasonably practicable, increase the size of the Board of the Company to the extent permissible, or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable TI's designees to be elected to the Company's Board of Directors and will cause TI's designees to be so elected.

     The Merger Agreement provides that, notwithstanding TI's right to designate directors to the Company's Board of Directors, the Company shall retain, until the effective date of the Merger, at least two directors who were members of the Board of Directors on November 19, 1997 (the "Amati Directors"). Any action by the

Company in connection with the rights of the Company under the Merger Agreement may be effected only by a majority of the Amati Directors, provided that if there are no Amati Directors such actions may be effected by a unanimous vote of the entire Board of Directors. The Board of Directors has appointed Donald Lucas and Aamer Latif to serve as the Amati Directors.

     IN THE EVENT THAT TI AND ITS SUBSIDIARIES DO NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF TI'S DESIGNEES, PURCHASER WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE TI'S DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

     The information contained in this Information Statement concerning TI and TI's designees has been furnished to the Company by TI, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE TI DESIGNEES

     TI's designees to the Company's Board of Directors, and certain information about each, are described on Schedule A hereto. TI has advised the Company that all such persons have consented to act as directors of the Company if so designated. TI has informed the Company that none of the designees (i) is currently a director of, or holds any position with, the Company; (ii) has any familial relationship with any of the directors or executive officers of the Company; or (iii) to the best knowledge of TI and the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by TI and Purchaser that, to the best of TI's and Purchaser's knowledge, none of the designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed in the Schedule 14D-9.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

CURRENT BOARD OF DIRECTORS

     DR. JAMES GIBBONS                                                   AGE: 65

     Dr. James Gibbons served as Chairman of the Board of Directors of Old Amati since 1992. Dr. Gibbons is a Special Counsel to the President of Stanford University and served as the Dean of the School of Engineering at Stanford University from 1984 to 1996. Dr. Gibbons currently serves on the Board of Directors of Lockheed Corporation, Raychem Corporation, Centigram Corporation, El Paso Natural Gas Company and Cisco Systems, Incorporated. Dr. Gibbons was elected as Chairman of the Company's Board effective December 4, 1995.

     DONALD L. LUCAS                                                     AGE: 67

     Mr. Donald L. Lucas, a venture capitalist, has been a Director of the Company since 1968. He is also a director of Cadence Design Systems, Inc., Coulter Pharmaceutical, Inc., Macromedia, Inc., Oracle Corp., Racotek, Inc., Transcend Services, Inc., and Tricord Systems, Incorporated.

     JAMES E. STEENBERGEN                                                AGE: 50

     Mr. James Steenbergen, President and CEO, has been Chief Executive Officer and President for several hightechnology companies involved in the manufacture and development of systems for the telecommunications industry. These companies include Optilink Corporation, SRX and Granger Associates. Mr. Steenbergen became CEO and was elected to the Company's Board effective December 4, 1995.

     DR. JOHN CIOFFI                                                     AGE: 40

     Dr. John Cioffi, Chief Technical Officer, is the founder of Old Amati and also served as Vice President of Engineering, Chief Technical Officer and Director of Old Amati. Dr. Cioffi has also been a Professor of Electrical Engineering at Stanford University since 1986. Dr. Cioffi sits on the technical boards of C-Cube Microsystems, Inc., and has served on the technical staffs of Bell Laboratories Inc. and IBM's Almaden Research Laboratories. Dr. Cioffi was elected to the Company's Board effective December 4, 1995.

     AAMER LATIF                                                         AGE: 39

     Mr. Aamer Latif was elected President, Chief Executive Officer, Chief Financial Officer and Director of the Company in May 1993; he was elected Chairman in July 1995 and served in that capacity until December 1995. Prior to 1993, Mr. Latif served in various positions in Engineering with the Company since 1980. He resigned as an officer of the Company on November 27, 1995.

CURRENT EXECUTIVE OFFICERS

     Set forth below is information regarding executive officers of the Company.

              NAME                 AGE                     OFFICES HELD
---------------------------------  ----    ---------------------------------------------
James Steenbergen................   50     Chief Executive Officer, President and Chief
                                           Financial Officer
Dr. John Cioffi..................   40     Chief Technical Officer
Christopher Barnes...............   48     Vice President of European Sales
Benjamin Berry...................   48     Vice President of Marketing
David Bivolcic...................   40     Senior Vice President
Ronald Carlini...................   58     Vice President of Corporate Development
Joseph Grady, Jr. ...............   50     Vice President of Worldwide Sales
James Hood.......................   56     Vice President of Engineering
Teresita Medel...................   49     Treasurer, Secretary and Controller

     Mr. Christopher Barnes, Vice President of European Sales, joined the Company in July 1996. Mr. Barnes has extensive experience in global high technology markets, having previously been responsible for international sales in various leading communications companies, including Marconi. UK, DSC Communications and Telesciences.

     Mr. Benjamin Berry, Vice President of Marketing since December 1995, was previously Vice President of Marketing and Business Development for Digital Link Corporation, a manufacturer of high-speed data communications equipment from 1989 until 1994. He has also been a Division Manager at Granger Associates and a Member of Technical Staff for Bell Laboratories.

     Mr. David Bivolcic was elected Senior Vice President of the Company in May 1993. Prior to that, he served as the Company's Vice President, Operations since December 1989.

     Mr. Ronald Carlini, Vice President of Corporate Development, came to the Company after holding a variety of senior management positions in the computer and telecommunications industries, including General Manager and Executive Vice President at ADACOM Corporation; General Manager and Vice President of Telex Corporation; and Division Account Marketing Manager at IBM Corporation.

     Mr. Joseph Grady, Jr., served as Old Amati's Vice President of Worldwide Sales from August of 1994 until the merger with the Company, and continues in that position with the Company. Previously, Mr. Grady served as Assistant Vice President of Sales of Newbridge Networks Corporation from 1992 to 1994. Mr. Grady served as Manager of Distribution, Sales and Development for Octel Communications Corporation from 1991 to 1992. Mr. Grady also served as Vice President of Telephone Company Sales for Racal Data Communications Inc. for 1985 to 1991.

     Mr. James Hood, Vice President of Engineering since January 1996, has 30 years of industry experience. He previously served as President and Executive Officer of MERET Optical Communications, Inc. from 1992 through 1993. Prior to that, he was President and Chief Executive Officer of CATEL Telecommunications Inc.

     Ms. Teresita Medel was elected Secretary of the Company in December 1994. She has served as Treasurer and Controller of the Company since July 1993. Prior to 1993, she had served as the Company's Accounting Manager since 1979.

     Background information concerning Messrs. Steenbergen and Cioffi are set forth under "Current Directors of the Company." There are no family relationships among the foregoing persons. All officers of the Company serve at the pleasure of the Board of Directors.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of Shares beneficially owned as of October 2, 1997, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Shares; (ii) each director; and (iii) each executive officer named in the Summary Compensation Table below; and (iv) all executive officers and directors as a group. Except as otherwise indicated, each of the listed persons or entities has sole voting and investment power with respect to the Shares listed as beneficially owned by them, subject to community property laws, where applicable.

                 NAME OF INDIVIDUAL OR NUMBER               NUMBER OF SHARES         PERCENT
                   OF INDIVIDUALS IN GROUP                BENEFICIALLY HELD(1)     OF CLASS(1)
        ----------------------------------------------    --------------------     -----------
        Dr. John Cioffi...............................          1,617,978(2)            9.1
        Dr. James Gibbons.............................            367,507(3)            2.1
        Donald L. Lucas...............................             54,716(4)              *
        Aamer Latif...................................             75,000(5)              *
        James Steenbergen.............................            237,500(6)            1.3
        Christopher Barnes............................             41,250(7)              *
        Benjamin Berry................................             91,000(8)              *
        David Bivolcic................................             49,250(9)              *
        James Hood....................................             80,000(10)             *
        All directors and executive officers, as a
          group (12 persons)..........................          2,885,041(11)          16.3

---------------

  *  Less than 1%.

 (1) Based upon information supplied or confirmed by officers, directors and the principal stockholders. The percentage of class assumes the exercise of all options and warrants held by the named individual that are exercisable on October 2, 1997, or within 60 days thereafter, but not the exercise of any other options or warrants that are outstanding.

 (2) Includes 618,950 Shares that are deemed beneficially owned by Dr. Cioffi by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

 (3) Includes 147,880 Shares that are deemed beneficially owned by Dr. Gibbons by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

 (4) Includes 30,000 Shares that are deemed beneficially owned by Mr. Lucas by virtue of options held by him that are exercisable within 60 days of October 2, 1997. Also includes 23,716 Shares that are held in a living trust for Mr. Lucas and his wife. As trustee of the joint trusts, Mr. Lucas holds voting and investment power with respect to such Shares.

 (5) Includes 75,000 Shares that are deemed beneficially owned by Mr. Latif by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

 (6) Includes 237,500 Shares that are deemed beneficially owned by Mr. Steenbergen by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

 (7) Includes 40,000 Shares that are beneficially owned by Mr. Barnes by virtue of options that are exercisable within 60 days of October 2, 1997.

 (8) Includes 90,000 Shares that are deemed beneficially owned by Mr. Berry by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

 (9) Includes 49,250 Shares that are deemed beneficially owned by Mr. Bivolcic by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

(10) Includes 80,000 Shares that are deemed beneficially owned by Mr. Hood by virtue of options held by him that are exercisable within 60 days of October 2, 1997.

(11) In addition to the Shares identified in footnotes (2) through (10) above, also includes 270,840 Shares that are deemed beneficially owned by virtue of options that are exercisable within 60 days of October 2, 1997.

               THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Board of Directors is responsible for the overall affairs of the Company. During the fiscal year ended August 2, 1997, the Board of Directors met four times.

     To assist in carrying out its duties, the Board of Directors has delegated certain authority to the following two committees: the Compensation Committee and the Audit Committee. Members of each standing committee are appointed by the Board of Directors at its organizational meeting following each annual meeting of the stockholders. The following sets forth information about each standing committee:

     The Audit Committee. The Board of Directors has an Audit Committee, the current members of which are Donald L. Lucas and Aamer Latif. During fiscal 1997, the Audit Committee held one meeting, at which all members were present. The principal functions of the Audit Committee are to meet with the Company's management and independent auditors to review financial controls and practices, and make recommendations to the Board with respect to the engagement of the independent auditors.

     The Compensation Committee. The Board of Directors has a Compensation Committee which oversees and approves officers' compensation and administers the Company's Stock Option Plans. The current members are Donald L. Lucas and Aamer Latif. During fiscal 1997, the Compensation Committee held one meeting, at which all members were present.

     Director's Fees and Benefits. The Company has a policy of reimbursing directors for reasonable travel and related expenses incurred in attending Board and Committee meetings. Donald L. Lucas, a director of the Company received $27,000 in fiscal 1997 in consulting fees for services rendered to the Company.

     Directors who are not employees of the Company or an affiliate of the Company are eligible to participate in the Company's 1990 Non-Employee Directors' Stock Option Plan. Pursuant to such plan (i) each individual elected to the Company's Board as a non-employee Director for the first time is granted an option to purchase up to 25,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of such stock on the date of grant; and (ii) each non-employee Director then in office (other than individuals receiving first-time grants as described in (i) above) receives an option to purchase 20,000 shares of the Company's Common Stock on September 1, at an exercise price equal to the fair market value of the Common Stock on such date. Grants are automatically made annually under this plan. In lieu of participating in the 1990 Non-Employee Directors' Stock Option Plan on an annual basis, Dr. James Gibbons received a one-time grant of an option to purchase up to 25,000 shares of the Company's Common Stock under this plan and an additional option to purchase up to 125,000 shares pursuant to the 1990 Supplemental Stock Option Plan, both at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant of such options.

     Treatment of Directors' Options in the Merger. In connection with the Merger, options issued pursuant to the 1990 Non-Employee Directors Stock Option plan automatically vest. In addition, under the terms of the Merger Agreement, all other options held by non-employee directors of the Company shall vest upon consummation of the Merger. As a result all options held by Donald Lucas, Aamer Latif and Dr. James Gibbons will vest upon consummation of the Merger.

                             EXECUTIVE COMPENSATION

     The following table shows certain information concerning compensation paid and earned during the fiscal years ended July 29, 1995, July 27, 1996 and August 2, 1997 to the Chief Executive Officer and the other four most highly compensated Executive Officers of the Company whose salary and bonus exceeded $100,000.

                           SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

                                                                         LONG-TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                                        SECURITIES
               NAME AND                                     BONUS       UNDERLYING         ALL OTHER
          PRINCIPAL POSITION             YEAR   SALARY($) EARNED(1)   OPTIONS/SARS(#)   COMPENSATION($)
---------------------------------------  -----  --------  ---------   ---------------   ---------------
James Steenbergen......................  1997    185,000        --                           6,864(2)
  President, CEO, CFO                    1996    124,994    75,000        500,000            4,125(2)
David J. Bivolcic......................  1997    145,000    25,375                             306(3)
  Senior Vice President                  1996    142,638    50,000        165,000              198(3)
                                         1995    132,000    57,000                             198(3)
James D. Hood..........................  1997    145,000    43,500                           1,238(3)
  Vice President of Engineering          1996     88,428    30,000        200,000
Benjamin Berry.........................  1997    135,000    20,250                           6,522(2)
  Vice President of Marketing            1996     87,577    34,000        200,000            4,000(2)
Christopher Barnes.....................  1997    120,000    84,000                             218(3)
  Vice President of International Sales  1996      2,307                  160,000

---------------

(1) Bonuses for fiscal year 1997 approved by the Board, subject to completion of the Merger. The Board of Directors has determined that the bonus payable to Mr. Steenbergen for fiscal 1997 should be determined after the Merger.

(2) Car allowances and payments made by the Company for premiums on group life policies for Messrs. Steenbergen and Berry.

(3) Payments made by the Company for premiums on group life insurance policies for Messrs. Bivolcic, Barnes and Hood.

     The following table sets forth certain information regarding options exercised during the last fiscal year and held at the end of such year by the Executive Officers named in the Summary Compensation Table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES
                                FISCAL YEAR 1997

                                                              NUMBER SECURITIES     VALUE OF UNEXERCISED
                                                                 UNDERLYING         IN-THE-MONEY OPTIONS
                                                                UNEXERCISABLE                AT
                                 SHARES                            OPTIONS               FY-END ($)
                               ACQUIRED ON       VALUE             FY-END               EXERCISABLE/
            NAME               EXERCISE(#)   REALIZED($)(1)     UNEXERCISABLE         UNEXERCISABLE(2)
-----------------------------  -----------   --------------   -----------------    ----------------------
James Steenbergen............         0         $      0        237,500/250,000    $2,256,250/$2,375,000
David J. Bivolcic............     8,250           90,534         49,250/117,500       231,648/400,875
James D. Hood................         0                0         80,000/100,000       449,600/562,000
Benjamin Berry...............     4,000           40,730         90,000/100,000       618,300/687,000
Christopher Barnes...........         0                0         40,000/120,000             0/0

---------------

(1) Value realized is the aggregate market value of the underlying securities at exercise date less the aggregate exercise price.

(2) Aggregate market value of underlying securities at fiscal year-end less the aggregate exercise price of "in the money" options. On August 2, 1997, the closing price for the company's common stock was reported on the Nasdaq National Market System as $13.75.

     In the fiscal year ended August 2, 1997, no options were granted to the named executive officers.

                     EMPLOYMENT AGREEMENTS WITH THE COMPANY

     Dr. Cioffi is a party to an employment agreement with the Company dated May 5, 1995(the "Cioffi Employment Agreement"). The Cioffi Employment Agreement establishes a base salary for Dr. Cioffi of $9,000 per month subject to upward (but not downward) adjustments by the Board of Directors. Under the Cioffi Employment Agreement, the Company may terminate Dr. Cioffi's employment at any time, however if Dr. Cioffi is terminated without cause he will be entitled to receive his full salary until September 30, 1998. In addition, upon termination without cause by the Company all of Dr. Cioffi's then unvested options granted prior to the date of the Cioffi Employment Agreement would become immediately vested and any notes given by Dr. Cioffi to the Company to exercise options would be forgiven. Dr. Cioffi has also agreed, for a period of one year following the termination of the Cioffi Employment Agreement, not to (i) compete with the Company, (ii) solicit the customers of the Company or (iii) solicit the employees of the Company.

                     INFORMATION REGARDING INDEMNIFICATION

     The Company has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 145 of the General Corporation Law of the State of Delaware. The Restated Certificate of Incorporation of the Company provides that a director of the Company, to the full extent permitted by the Delaware General Corporation Law, shall not be liable to the Company or its stockholders for monetary damage for breach of fiduciary duty as a director.

     Article IX of the Company's Bylaws provides for the indemnification of officers, directors, employees and agents of the Company. The Bylaws provide that the Company shall indemnify its officers, directors, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending, or completed action, suit or proceeding (other than an action by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interest of the corporation and had no reasonable cause to believe the conduct was unlawful. In relation to a proceeding by or in the right of the

Company, a director, officer, employee or agent shall be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding if the officer, director, employee and agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Delaware Court of Chancery shall determine that such person is fairly and reasonably entitled to indemnity. The Bylaws also provide that expenses incurred by a director, officer, employee or agent may be advanced by the Company upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company as authorized in the Bylaws.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is responsible for establishing compensation policies applicable to the Company's executive officers and, pursuant to such policies, determining the compensation payable to the Company's Chief Executive Officer and, taking into account recommendations of the Chief Executive Officer, all other executive officers. The following report relates to compensation payable to the Company's executive officers for the year-ended August 2, 1997.

  Components of Compensation

     There are three components to the compensation payable to the Company's executive officers: (1) base salary; (2) annual incentive compensation in the form of cash bonuses; and (3) equity-based incentive compensation in the form of stock options.

  Compensation Policies

     The compensation policies of the Compensation Committee are (i) to establish base salaries which are competitive with those payable by regional high-technology companies with which the Company competes in the recruitment of senior management and which fall within the top one-half of salaries payable by such regional high-technology companies; (ii) to tie cash bonuses to achievement of pre-established company goals; and (iii) to use stock options to promote equity ownership in the Company at percentage levels appropriate to executive positions within the Company.

  Compensation Payable to Executive Officers

     Base Salaries. Base salaries of executive officers are reviewed and adjusted annually based on information regarding competitive salaries, including salary survey data provided by third parties regarding regional high-technology companies and information prepared by management regarding salaries payable by the Company's competitors. The average increase in base salaries for all executive officers corresponds to the average percentage increase in salaries payable to all employees. Individual increases are established by the Compensation Committee, taking into account recommendations of the Chief Executive Officers concerning the overall effectiveness of each executive.

     Cash Bonuses. Cash bonuses are determined under the Company's senior executive incentive program, adopted by the Compensation Committee, which annually establishes Company goals, and the percentage of target bonus for each executive officer (a percentage of base salary). If all applicable goals are achieved, the bonus is paid in full to each executive. No bonus is payable unless a minimum threshold of the Company's goals are achieved, and larger bonuses, up to a maximum, are payable in the event the goals are exceeded.

     Stock Options. Stock options are granted by the Compensation Committee to provide equity-based, long term incentive compensation to the Company's executive officers. The Compensation Committee establishes the maximum amount of options which may be granted to all employees each year. Individual grants to executive officers are then made by the Compensation Committee, taking into account recommendations of the Chief Executive Officer, to reflect the executive's overall effectiveness, as well as the equity ownership goal for each executive. The Compensation Committee believes that encouraging equity ownership through stock options will enhance management incentives to improve shareholder value. In addition, the grant of stock options which vest over time also encourages executives to remain with the Company and to focus on longer-term results.

  Chief Executive Officer Compensation

     Compensation payable to the Company's Chief Executive Officer consists of the same three components described above, and is determined by the Compensation Committee following the same policies utilized for all executives. Base salary is reviewed and adjusted annually, utilizing regional salary survey data provided by outside sources and comparable company information generated by management, based on the Compensation Committee's evaluation of the Chief Executive Officer's overall effectiveness. The Chief Executive Officer is entitled to a bonus under the senior executive incentive program, although his target bonus represents a greater percentage of base salary than for other executive officers. The Chief Executive Officer's bonus is primarily tied to the achievement of Company goals established for the entire year. Consequently, the Chief Executive Officer's total compensation is more dependent on the Company's performance than is compensation for other executive officers of the Company. In addition, the Chief Executive Officer is granted stock options based on the Compensation Committee's evaluation of the Chief Executive Officer's overall effectiveness.

                                          COMPENSATION COMMITTEE OF THE BOARD OF
                                          DIRECTORS

                                          DONALD L. LUCAS
                                          AAMER LATIF

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange commission. Officers, Directors and greater than ten percent stockholders are required by regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review on the copies of such forms received by the Company during fiscal year 1997 and written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to all officers, directors, and greater than ten percent beneficial owners were complied with during fiscal year 1997.

                                   SCHEDULE A

                    TEXAS INSTRUMENTS INCORPORATED DESIGNEES

     TI's designees to the Company's Board of Directors and certain information about each, are described below.

WILLIAM A. AYLESWORTH

Senior Vice President, Treasurer and Chief Financial Officer of TI since 1985. Joined TI in 1967; elected Vice President and Treasurer in 1982.

GEORGE BARBER

President of the Purchaser since its incorporation in November 1997; Vice President, Semiconductor Group, of TI since August 1995. Joined TI in 1980; appointed Vice President of TI's Asian operations in 1994.

MARVIN S. SELF

Vice President of the Purchaser since its incorporation in November 1997; Senior Vice President and Chief Financial Officer, Semiconductor Group, of TI since August 1996. Joined TI in 1966; appointed Senior Vice President and Chief Financial Officer, Defense Systems and Software Businesses, of TI in 1995.

RICHARD K. TEMPLETON

Executive Vice President and President, Semiconductor Group, of TI since June 1996. Joined TI in 1980; elected Senior Vice President, Semiconductor Group, in 1994.

GREGORY L. WATERS

Vice President of the Purchaser since its incorporation in November 1997; Director of Network Access Products, Semiconductor Group, of TI since September 1997. Joined TI in 1983; appointed Manager of TI Networking Business, Semiconductor Group, of TI in 1996.

                                 EXHIBIT INDEX

EXHIBIT NUMBER                                    DESCRIPTION
---------------  ------------------------------------------------------------------------------
Exhibit(a)(1)    Press Release, dated November 19, 1997 issued by Texas Instruments
                 Incorporated
Exhibit(a)(2)    Opinion of Deutsche Morgan Grenfell Inc.*
Exhibit(a)(3)    Form of Letter to Stockholders of the Company dated November 25, 1997*
Exhibit(c)(1)    Agreement and Plan of Merger, dated as of November 19, 1997 among Amati
                 Communications Corporation, Texas Instruments Incorporated and DSL Acquisition
                 Corporation
Exhibit(c)(2)    Loan and Security Agreement, dated as of November 19, 1997 among Amati
                 Communications Corporation and Texas Instruments Incorporated
Exhibit(c)(3)    Confidentiality Agreement
Exhibit(c)(4)    Retention Agreement between Texas Instruments Incorporated and James
                 Steenbergen
Exhibit(c)(5)    Retention Agreement between Texas Instruments Incorporated and Ronald Carlini
Exhibit(c)(6)    Retention Agreement between Texas Instruments Incorporated and James Hood

---------------

* Included with Schedule 14D-9 mailed to stockholders.

                                                                EXHIBIT (a)(1)



NEWS RELEASE
C-97087






              TI TO ACQUIRE AMATI COMMUNICATIONS FOR $395 MILLION

           MOVE STRENGTHENS TI POSITION IN EMERGING $6 BILLION MARKET

     Dallas (November 19, 1997) -- Texas Instruments (NYSE:TXN, today announced it has entered into an agreement to acquire Amati Communications Corporation (NASDAQ:AMTX), further strengthening TI's leadership in providing digital signal processing solutions for high-speed Internet connectivity. The agreement provides for an all-cash tender offer for all outstanding shares of Amati's common stock at $20 per share, or $395 million.

     Amati, located in San Jose, California, is a world leader in digital modem technology, also known as Digital Subscriber Line (xDSL), which lets ordinary phone lines transmit data as much as 200 times faster than today's typical analog voiceband modems. Robust implementation of xDSL makes extensive use of digital signal processing semiconductor technology, an area where TI is the world leader.

     "We are investing in TI's position in the emerging xDSL segment of the semiconductor market, which we expect to grow rapidly over the next decade to more than $6 billion," said Rich Templeton, president of TI's semiconductor group. "Our





                                   -more-

TI to Acquire Amati Communications for $395 million                  Page 2


vision is to provide digital signal processing solutions across the spectrum of communications -- from voiceband to broadband."

     Digital modems, such as xDSL, will use a digital signal processing solution at the front and back ends of every connection to the Internet. With 790 million phone lines in use today around the world, that would mean a market opportunity of more than 1.5 billion sockets, each using a DSP solution.

     "The combination of Amati's xDSL technology and TI's digital signal processing solutions will enable faster, more reliable access to the Internet and the ability to use a single, existing phone line to simultaneously access voice, data and video," Templeton said.

     For example, home computer users could use the phone lines already in their homes to log onto network services, send a fax and play an interactive game on the Internet -- all at the same time. Software and electronic content companies could leverage the higher bandwidth to distribute their products over the Internet instead of delivering floppy disks and CD-ROMs through traditional retail channels.

     "The combination of both companies' leadership technologies enables the large scale deployment of digital modems, and provides a worldwide reach for the experience and accomplishments of Amati's employees," said Jim Steenbergen, president and CEO of Amati Communications.

     This acquisition broadens the cooperative relationship that TI and Amati have had during the last year to build an xDSL chipset using TI's TMS320C6x core DSP technology and precision mixed-signal components, and Amati's leading discrete multitone (DMT) technology software. This chipset will be the industry's first fully software-programmable xDSL solution, which will mean that customers can upgrade their modems through a software download as new standards become available. Customer samples of this chipset are expected to be available in the first quarter of 1998.




                                   -more-

TI to Acquire Amati Communications for $395 million                  Page 3


     TI will, subject to satisfaction of certain conditions, commence the all-cash tender offer on November 25, 1997, and the tender offer is scheduled to expire at midnight EST, December 23, 1997, unless extended. TI intends to acquire the Amati common stock through a wholly-owned subsidiary of TI. Any shares not purchased in the tender offer will be acquired for the tender offer price in cash in a second-step merger.

     The boards of directors of both companies have unanimously approved the acquisition, and the Amati board of directors has recommended that Amati's stockholders accept TI's all-cash tender offer. Consummation of the acquisition is contingent upon the tender of a majority of Amati's outstanding common stock on a fully-diluted basis, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary requirements.

     Concurrently, TI announced that TI and Westell Technologies, Inc. have entered into a strategic technology development program that will accelerate the use of TI's DSP-based xDSL technologies into Westell's DSL systems. These solutions will incorporate Amati's Discrete Multi-Tone software technology. This arrangement is contingent on the consummation of TI's acquisition of Amati.

     TI expects to take a one-time charge in the fourth quarter for in-process research and development. Amati will become a wholly-owned subsidiary of TI reporting into the Semiconductor Group and will continue to operate from its facilities in San Jose. Amati had fiscal year sales of $13.2 million for 1997 and has approximately 120 employees.

     Amati terminated its merger agreement with Westell Technologies to enter into the definitive agreement with TI for the acquisition of Amati. Termination of the Westell merger agreement required the payment of a break-up fee of $14.8 million to Westell.

     TI has made a number of strategic investments in recent months in support of digital signal processing solutions. Acquisitions have included SSi, Tartan and Intersect Technologies, which brought TI additional expertise in the areas of hard-disk drives/mass


                                   -more-

TI to Acquire Amati Communications for $395 million                  Page 4


storage and DSP software tools. Recently, TI announced a $100 million venture fund to seed new markets related to digital signal processing, and $25 million for additional university research in DSP. On September 9, TI formally opened a $150 million research and development center in Dallas that will serve as the technology base for the ongoing creation of leading-edge digital signal processing solutions.

                                    # # #

NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include calculators, productivity products, controls and sensors, metallurgical materials and digital light processing technologies. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com


Amati is a pioneer and leading developer of advanced transmission equipment utilizing DMT technology for the Asymmetric Digital Subscriber Line (ADSL), Very High-Speed Digital Subscriber Line (VDSL) and xDSL markets. Amati is the holder of the ADSL/DMT patents and has licensed the technology to companies such as Alcatel, Analog Devices, Inc., Nortel, Pairgain and Motorola. The ADSL/DMT technology, recently selected by BC TEL, Canada for a proposed rollout of commercial ADSL services, is an effective means of transmitting high-speed data over existing copper phone lines, making internet access, interactive services, broadcast quality video and video-on-demand realizable to many subscribers.

More information is located on the World Wide Web at http://www.amati.com

                                                                  EXHIBIT (a)(2)

                                                                            LOGO

Board of Directors
Amati Communications Corporation
2043 Samaritan Drive
San Jose, CA 95124

Members of the Board:

     We understand that Amati Communications Corporation ("Amati"), Texas Instruments, Inc. ("TI") and DSL Acquisition Corp. ("Acquisition Sub"), a wholly-owned subsidiary of TI, have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which TI, through Acquisition Sub, will make a tender offer for all of the outstanding shares of common stock, par value $.20 per share, of Amati (the "Amati Common Stock") for $20.00 per share net to the seller in cash (the "Offer") and, following consummation of the Offer, TI will cause Acquisition Sub to be merged with and into Amati (the "Merger"). Pursuant to the Merger, Amati will become a wholly-owned subsidiary of TI and each outstanding share of Amati Common Stock, other than shares held in treasury or held by TI or any affiliate of TI or as to which dissenters' rights have been perfected, will be converted into the right to receive $20.00 per share in cash. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the cash consideration to be received by the holders of Amati Common Stock (other than TI and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

     i. analyzed certain publicly available financial statements and other information of Amati and TI, respectively;

     ii. analyzed certain internal financial statements and other financial and operating data concerning Amati prepared by the management of Amati;

     iii. analyzed certain financial projections relating to Amati prepared by the management of Amati;

     iv. discussed the past and current operations and financial condition and the prospects of Amati with senior executives of Amati;

     v. reviewed the reported prices and trading activity for the Amati Common Stock;

LOGO

     vi. compared the financial performance of Amati and the prices and trading activity of the Amati Common Stock with that of certain other comparable publicly-traded companies and their securities;

     vii. reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     viii. participated in discussions and negotiations among representatives of Amati and TI and their respective financial and legal advisors;

     ix.   reviewed the Merger Agreement and certain related agreements; and

     x. performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Amati. We have not made any independent valuation or appraisal of the assets, liabilities or technology of Amati nor have we been furnished with any such appraisals. We have assumed that the Offer and the Merger will each be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of Amati in connection with this transaction and will receive a fee for our services. In addition, in the ordinary course of our business, we may actively trade the securities and loans of Amati and TI for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities and loans.

     It is understood that this letter is for the information of the Board of Directors of Amati and may not be used for any other purpose without our prior written consent. In addition, we express no recommendation to the stockholders of Amati as to whether or not to tender shares of Amati Common Stock pursuant to the Offer.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the cash consideration to be received by the holders of Amati Common Stock (other than TI and its affiliates) in the Offer and Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          DEUTSCHE MORGAN GRENFELL INC.

                                          By:  /s/ GEORGE F. BOUTROS

                                          --------------------------------------
                                             George F. Boutros
                                             Managing Director

                                          By:  /s/ DAVID A. POPOWITZ

                                          --------------------------------------
                                             David A. Popowitz
                                             Vice President

                                                                 EXHIBIT (a)(3)

                                                                            LOGO

                               November 25, 1997

Dear Stockholders:

     I am pleased to inform you that on November 19, 1997, Amati Communications Corporation entered into an Agreement and Plan of Merger with Texas Instruments Incorporated. Pursuant to this merger agreement, a subsidiary of Texas Instruments is commencing a cash tender offer to purchase all of the outstanding shares of Amati's Common Stock at a price of $20.00 per share. Following completion of the tender offer, upon the terms and subject to the conditions of the merger agreement, the Texas Instruments subsidiary will be merged with and into Amati, and each share of Amati's Common Stock not purchased in the tender offer (other than any shares owned by Amati or any of its subsidiaries, Texas Instruments or any of its subsidiaries and any dissenting stockholders) will be converted into the right to receive $20.00 per share in cash, without interest. Upon consummation of these transactions, Texas Instruments and its affiliates will own the entire equity interest in Amati.

     THE BOARD OF DIRECTORS OF AMATI HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AND THE MERGER, HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF AMATI'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF AMATI ACCEPT THE TEXAS INSTRUMENTS TENDER OFFER AND TENDER THEIR SHARES THEREUNDER.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, dated November 25, 1997, of the Texas Instruments subsidiary making the tender offer together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger, provide detailed information about the transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          LOGO
                                          James E. Steenbergen
                                          President and Chief Financial Officer

   2043 Samaritan Drive, San Jose, CA 95124   Tel 408.879.2000   408.879.2900

                                                                EXHIBIT (c)(1)






                          AGREEMENT AND PLAN OF MERGER


                                  by and among




                         TEXAS INSTRUMENTS INCORPORATED





                          DSL ACQUISITION CORPORATION



                                      and



                        AMATI COMMUNICATIONS CORPORATION





                               November 19, 1997

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
                                                        ARTICLE I

                                                   THE OFFER AND MERGER
         Section 1.1      The Offer.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         Section 1.2      Company Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         Section 1.3      Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Section 1.4      The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Section 1.5      Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Section 1.6      Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Section 1.7      Directors and Officers of the Surviving Corporation . . . . . . . . . . . . . . . . . . . .   5
         Section 1.8      Stockholders' Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Section 1.9      Merger Without Meeting of Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . .   6

                                                        ARTICLE II

                                                 CONVERSION OF SECURITIES
         Section 2.1      Conversion of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Section 2.2      Exchange of Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Section 2.3      Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Section 2.4      Company Option Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Section 2.5      Company Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

                                                       ARTICLE III

                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY
         Section 3.1      Organization; Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Section 3.2      Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Section 3.3      Authorization; Validity of Agreement; Company Action  . . . . . . . . . . . . . . . . . . .  13
         Section 3.4      Consents and Approvals; No Violations . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Section 3.5      SEC Reports and Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Section 3.6      No Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Section 3.7      Absence of Certain Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Section 3.8      Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Section 3.9      Employee Benefit Plans; ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Section 3.10     Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Section 3.11     Permits; No Default; Compliance with Applicable Laws  . . . . . . . . . . . . . . . . . . .  19
         Section 3.12     Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Section 3.13     Certain Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Section 3.14     Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21





                                      (i)

         Section 3.15     Environmental Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 3.16     Employee and Labor Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 3.17     Information in Offer Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 3.18     Brokers or Finders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 3.19     Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 3.20     Opinion of Financial Advisor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

                                                        ARTICLE IV

                                         REPRESENTATIONS AND WARRANTIES OF PARENT
                                                    AND THE PURCHASER
         Section 4.1      Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 4.2      Authorization; Validity of Agreement; Necessary Action  . . . . . . . . . . . . . . . . . .  25
         Section 4.3      Consents and Approvals; No Violations . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Section 4.4      SEC Reports and Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Section 4.5      Information in Offer Documents; Proxy Statement . . . . . . . . . . . . . . . . . . . . . .  26
         Section 4.6      Sufficient Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 4.7      Share Ownership . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 4.8      Purchaser's Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

                                                        ARTICLE V

                                                        COVENANTS
         Section 5.1      Interim Operations of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 5.2      Access to Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Section 5.3      Employee Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Section 5.4      No Solicitation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Section 5.5      Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Section 5.6      Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Section 5.7      Approvals and Consents; Cooperation; Notification . . . . . . . . . . . . . . . . . . . . .  31
         Section 5.8      Further Assurances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Section 5.9      Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Section 5.10     Shareholder Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Section 5.11     Loan and Security Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

                                                        ARTICLE VI

                                                        CONDITIONS
         Section 6.1      Conditions to Each Party's Obligation to Effect the Merger  . . . . . . . . . . . . . . . .  33
         Section 6.2      Conditions to the Obligations of the Company to Effect the Merger . . . . . . . . . . . . .  33
         Section 6.3      Conditions to the Obligations of Parent and the Purchaser to Effect the Merger  . . . . . .  33





                                      (ii)

         Section 6.4      Exception . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

                                                       ARTICLE VII

                                                       TERMINATION
         Section 7.1      Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 7.2      Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

                                                       ARTICLE VIII

                                                      MISCELLANEOUS
         Section 8.1      Amendment and Modification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         Section 8.2      Nonsurvival of Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . .  36
         Section 8.3      Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         Section 8.4      Interpretation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Section 8.5      Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Section 8.6      Entire Agreement; Third Party Beneficiaries . . . . . . . . . . . . . . . . . . . . . . . .  38
         Section 8.7      Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.8      Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.9      Specific Performance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.10     Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.11     Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.12     Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.13     Waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 8.14     Disclosure Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

                                                         ANNEX A

                                                 CONDITIONS TO THE OFFER





                                     (iii)

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER, dated as of November 19, 1997 (this "Agreement"), by and among TEXAS INSTRUMENTS INCORPORATED, a Delaware corporation ("Parent"), DSL ACQUISITION CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), and AMATI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company").

         WHEREAS, the Boards of Directors of Parent, the Purchaser and the Company have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent and the Purchaser upon the terms and subject to the conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE I

                              THE OFFER AND MERGER

         Section 1.1 The Offer. (a) As promptly as practicable (but in no event later than five business days from the public announcement of the execution hereof), the Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), an offer (the "Offer") to purchase for cash any and all of the issued and outstanding shares of Common Stock, par value $0.20 per share (referred to herein as either the "Shares" or "Company Common Stock"), of the Company at a price of $20.00 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"). The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law; provided that, if the number of Shares that have been physically tendered and not withdrawn are more than 80% but less than 90% of the outstanding Shares determined on a fully diluted basis, the Purchaser may extend the Offer for up to five business days and thereafter on a day-to-day basis for up to an additional five business days from the date that all conditions to the Offer shall first have been satisfied or waived. The obligations of the Purchaser to accept for payment and to pay for any and all Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which, together with any Shares beneficially owned by Parent or the Purchaser, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and the other conditions set forth in Annex A hereto. The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement, the Minimum Condition and the other conditions set forth in Annex A hereto. The Purchaser shall not amend or waive the Minimum Condition and shall not decrease the Offer Price or decrease the number of Shares sought, or amend any other term or condition of the Offer in any manner adverse to the holders of the Shares or extend the expiration date of the Offer without the prior written consent of the Company (such consent to be authorized by the Board of Directors of the Company or a duly authorized committee thereof). Notwithstanding the foregoing, the Purchaser shall, and Parent agrees to cause the Purchaser to, extend the Offer from time to time until February 23, 1998 if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

                 (b) As soon as practicable on the date the Offer is commenced, Parent and the Purchaser shall file with the United States Securities and Exchange Commission (the "SEC") a Tender Offer Statement on
Schedule 14D-1 with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-1"). The Schedule 14D-1 will include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or the Purchaser with respect to information supplied by the Company in writing for inclusion in the Offer Documents. Each of Parent and the Purchaser further agrees to take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false and misleading in any material respect and the Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review the initial Schedule 14D-1 before it is filed with the SEC. In addition, Parent and the Purchaser agree to provide the Company and its counsel in writing with any comments or other communications that Parent, the Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications.

         Section 1.2      Company Actions.

                 (a) The Company hereby approves of and consents to the Offer and represents that the Board of Directors, at a meeting duly called and held, has (i) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger (as defined in Section 1.4), which approvals constitute approval of this Agreement, the Offer and the Merger for purposes of
Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), and (ii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt this Agreement and the Merger, which recommendation shall not be withdrawn, modified or amended except as permitted by Section 5.4(b) hereof.

                 (b) The Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall, subject to the fiduciary duties of the Company's directors under applicable law and to the provisions of this Agreement, contain the recommendation referred to in clause (ii) of Section 1.2(a) hereof. The Company will use its reasonable best efforts to cause the Schedule 14D-9 to be filed on the same date that the Schedule 14D-1 is filed; provided, however, that in any event the Schedule 14D-9 will be filed no later than ten business days following the commencement of the Offer. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or the Purchaser in writing for inclusion in the Offer Documents. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Each of the Company, on the one hand, and Parent and the Purchaser, on the other hand, agrees promptly to correct any information provided by it for use in the
Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Parent, the Purchaser and their counsel in writing with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

                 (c) In connection with the Offer, the Company will promptly furnish or cause to be furnished to the Purchaser mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of a recent date (which shall in no event be more than ten days prior to the date hereof), and shall furnish the Purchaser with such additional information (including updated lists of holders of Shares and their addresses, mailing labels and lists of security positions) and such other assistance as the Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial shareholders of the Company. Except for such steps as are necessary to disseminate the Offer Documents, Parent and the Purchaser shall hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, will use such information only in connection with the Offer, and, if this Agreement is terminated, will upon request of the Company deliver or cause to be delivered to the Company all copies of such information then in its possession or the possession of its agents or representatives.

         Section 1.3      Directors.

                 (a) Promptly upon the purchase of and payment for Shares by Parent or any of its subsidiaries which represent at least a majority of the outstanding shares of Company Common Stock (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Parent and any of their affiliates (including Shares accepted for payment) bears to the total number of shares of Company Common Stock then outstanding. The Company shall, upon request of the Purchaser, on the date of such request, either increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Company's Board, and shall cause Parent's designees to be so elected as either may be necessary to comply with the preceding sentence. Notwithstanding the foregoing, until the Effective Time (as defined in Section 1.5 hereof), the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date hereof; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent shall always have its designees represent at least a majority of the entire Board of Directors. The Company's obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Parent or the Purchaser will supply the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

                 (b) From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors, any amendment of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser hereunder, any waiver of any condition or any of the Company's rights hereunder or other action by the Company in connection with the rights of the Company hereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors of the Company on the date hereof, which action shall be deemed to constitute the action of the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by unanimous vote of the entire Board of Directors of the Company.

         Section 1.4 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.5 hereof), the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (a) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger (the "Surviving Corporation") and shall continue to be organized under the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Pursuant to the Merger, (x) the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation, and (y) the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation and such Bylaws. The Merger shall have the effects set forth in the DGCL.

         Section 1.5 Effective Time. On the date of the Closing (as defined in Section 1.6 hereof) (or on such other date as the parties may agree), the parties shall file a certificate of merger or other appropriate document (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL, and shall make all other filings, recordings and publications required by the DGCL with respect to the Merger. The Merger shall become effective on the date specified in the Certificate of Merger (the time the Merger becomes effective is hereinafter referred to as the "Effective Time").

         Section 1.6 Closing. The closing of the Merger (the "Closing") will take place at 11:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas 75201, unless another date or place is agreed to in writing by the parties hereto.

         Section 1.7 Directors and Officers of the Surviving Corporation. The directors of the Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws.

         Section 1.8      Stockholders' Meeting.

                 (a) If the Purchaser owns less than 90% of the Shares following the purchase of Shares by the Purchaser pursuant to the Offer, the Company, acting through its Board of Directors, shall, in accordance with applicable law:

                          (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon this Agreement;

                          (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement, obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and use its best efforts to obtain the necessary adoption of this Agreement by its stockholders; and

                          (iii) subject to the fiduciary obligations of the Board under applicable law as advised by the Company's outside counsel, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the adoption of this Agreement.

                 (b) Parent agrees that it will provide the Company with the information concerning Parent and the Purchaser required to be included in the Proxy Statement and will vote, or cause to be voted, all of the Shares then owned by Parent, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of this Agreement.

         Section 1.9 Merger Without Meeting of Stockholders. Notwithstanding Section 1.8 hereof, in the event that the Purchaser shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company.


                                   ARTICLE II

                            CONVERSION OF SECURITIES

         Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock or common stock of the Purchaser (the "Purchaser Common Stock"):

                 (a) Each issued and outstanding share of the Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

                 (b) Any shares of Company Common Stock owned by Parent, the Purchaser or any other wholly owned Subsidiary (as defined in Section 3.1 hereof) of Parent shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

                 (c) Each issued and outstanding share of Company Common Stock (other than Shares to be cancelled in accordance with Section 2.1(b) hereof and any Dissenting Shares (if applicable and as defined in Section 2.3 hereof)), shall be converted into the right to receive the Offer Price, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of Company Common Stock in the manner provided in Section 2.2 hereof. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2 hereof, without interest, or to perfect any rights of appraisal as a holder of Dissenting Shares (as hereinafter defined) that such holder may have pursuant to Section 262 of the DGCL.

         Section 2.2      Exchange of Certificates.

                 (a) Parent shall designate a bank or trust company, or an affiliate thereof, of nationally recognized standing to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the "Paying Agent") to receive the funds to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c) hereof. Prior to the Effective Time, Parent shall take all steps necessary to deposit or cause to be deposited with the Paying Agent such funds for timely payment hereunder. Such funds shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation.

                 (b) As soon as reasonably practicable after the Effective Time but in no event more than three business days thereafter, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates"), whose shares were converted pursuant to Section 2.1 hereto into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2.

                 (c) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

                 (d) At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         Section 2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with the DGCL ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless and until such holder fails to perfect or withdraws or otherwise loses his or her right to appraisal. A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Shares held by him or her in accordance with the provisions of Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his or her right to appraisal, in which case such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration, without interest thereon.

         Section 2.4      Company Option Plans.

                 (a) The options (the "Options") to purchase shares of Company Common Stock outstanding under the Company's 1981 Stock Option Plan, 1981 Supplemental Stock Option Plan, 1990 Stock Option Plan, Old Amati 1992 Stock Option Plan, 1990 Non-Employee Directors' Stock Option Plan and 1996 Stock Option Plan (the "Option Plans") shall, pursuant to the terms of such Option Plans, not automatically vest as a consequence of the transactions contemplated hereby nor shall the Board of Directors of the Company exercise any discretionary authority to vest such Options in connection with the transactions contemplated hereby; provided, that notwithstanding the foregoing, Options (the "Director Options") granted to non-employee directors of the Company pursuant to any of the Option Plans shall be treated in the manner contemplated by Section 2.4(d).

                 (b) The holders of outstanding Options (other than Director Options) that are vested as of the Effective Time shall be given the opportunity to make an irrevocable election, on a grant by grant basis to be effective immediately following the Effective Time, to receive in exchange for the cancellation of each such vested Option either:

                 (i) cash in the amount equal to the product of (A) the number of shares of Company Common Stock subject to such Option and (B) the excess of (1) the Merger Consideration over (2) the per share exercise price of such Option; or

                 (ii) a substitute option to purchase Parent common stock (a "Substitute Option") on the following terms:

                          (A) the Substitute Option will be exercisable for a number of shares of Parent common stock equal to (1) the number of shares of Company Common Stock subject to the Option multiplied by (2) the Option Ratio (as defined below), rounded down to the next whole number of shares;

                          (B) the exercise price for the Substitute Option shall equal the exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Option divided by the Option Ratio, rounded to the nearest hundredth of a cent; and

                          (C) shall otherwise be subject to substantially the same terms and conditions as applicable to the Option.

                          For purposes of this Section 2.4, "Option Ratio" shall mean the Offer Price divided by the average closing price per share of Parent common stock on the New York Stock Exchange for the five consecutive trading days ending immediately prior to the Closing Date.

                 (c) The holders of outstanding Options (other than Director Options) that are not vested as of the Effective Time shall, at the Effective Time, receive in substitution and cancellation for each such nonvested Option a Substitute Option, which Substitute Option shall be subject to the same vesting schedule as applicable to the Option.

                 (d) Each of the outstanding Director Options granted pursuant to (i) the 1990 Non-Employee Directors Stock Option Plan shall, in accordance with the terms thereof, be vested immediately prior to the Effective Time and (ii) any other Option Plan shall, in accordance with the discretionary authority granted to the Board of Directors of the Company under the applicable Option Plan, be vested immediately prior to the Effective Time by action of the Board of Directors of the Company. Each outstanding Director Option shall, at the Effective Time, be converted into the right to receive in cash an amount equal to the product of (i) the number of shares of Company Common Stock subject to such Director Option and (ii) the excess of (A) the Merger Consideration over (B) the per share exercise price of such Director Option.

                 (e) As soon as practicable after the Effective Time and in no event more than three (3) business days thereafter, to the extent necessary to provide for registration of shares of Parent common stock subject to such Substitute Options, Parent shall file a registration statement on Form S-8 (or any successor form) with respect to such shares of Parent common stock and shall use its reasonable best efforts to maintain such registration statement, including the current status of any related prospectus or prospectuses, for so long as the Substitute Options remain outstanding.

         Section 2.5 Company Warrants. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unexpired and unexercised warrant ("Warrant") to purchase shares of Company Common Stock shall be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Company Common Stock subject to such Warrant and (b) the excess of the (i) Merger Consideration over
(ii) the per share exercise price of such Warrant, upon surrender of the certificate formerly representing such Warrant; provided, that any Warrant as to which the per share exercise price is equal to or greater than the Merger Consideration shall be cancelled and terminated as of the Effective Time without payment of any consideration therefor.


                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as otherwise disclosed to Parent and Purchaser in a letter delivered to it at or prior to the execution hereof (the "Company Disclosure Letter"), the Company represents and warrants to Parent and Purchaser as follows:

         Section 3.1 Organization; Subsidiaries. (a) Each of the Company and its Subsidiaries (as hereinafter defined) is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where failure to be in good standing would not have a Company Material Adverse Effect (as hereinafter defined). Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified and in good standing would not have a Company Material Adverse Effect. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. As used in this Agreement, "Company Material Adverse Effect" means any change in or effect on the business of the Company and its Subsidiaries that is materially adverse to the business, financial condition, assets or results of operations of the Company and its Subsidiaries taken as a whole except for any events, changes or effects substantially resulting from (i) any material and adverse change in the financial markets;
(ii) any political, economic or financial conditions affecting the industry or business generally; or (iii) the announcement of the transactions contemplated by this Agreement. Section 3.1 of the Company Disclosure Letter sets forth a complete and correct list of all of the Company's Subsidiaries and their respective jurisdictions of incorporation or organization. Except as set forth in Section 3.1 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary holds any interest in a partnership or joint venture of any kind.

                 (b) The Company has heretofore delivered to Parent a complete and correct copy of each of its Certificate of Incorporation and By-Laws, as currently in effect, and has heretofore made available to Parent a complete and correct copy of the charter and by-laws of each of its Subsidiaries, as currently in effect. In all material respects, the minute books of the Company and the Company Subsidiaries through November 1, 1997 contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, the Boards of Directors and all committees of the Boards of Directors of the Company and the Company Subsidiaries since July 30, 1995. Complete and accurate copies of all such minute books (except for the portions relating to deliberations regarding the Merger or the proposed acquisition of the Company by Westell Technologies, Inc. ("Westell"), which were redacted, or otherwise redacted on the basis of statutory or common law privilege), and of the stock register of the Company and each Company Subsidiary have been made available by the Company to Parent.

         Section 3.2 Capitalization. (a) As of the date hereof, the authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 5,000 shares of preferred stock, par value $100.00 per share (the "Company Preferred Stock"). As of October 31, 1997, (i) 19,768,978 shares of Company Common Stock were issued and outstanding, (ii) 4,885,599 shares of Company Common Stock were reserved for issuance upon exercise of Options granted pursuant to the Option Plans, (iii) 630,476 shares of the Company Common Stock were reserved for issuance upon exercise of the Warrants,
(iv) no shares of Company Common Stock were issued and held in the treasury of the Company and (v) there were no shares of Company Preferred Stock issued and outstanding. All the outstanding shares of the Company's capital stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Since October 31, 1997, no additional shares of capital stock or securities convertible into or exchangeable for such capital stock, have been issued other than any shares of Company Common Stock issued upon exercise of the Warrants or Options granted under the Option Plans, and no shares of Company Preferred Stock have been issued. Section 3.2 of the Company Disclosure Letter identifies (i) the holders of each of the Options, (ii) the number of Options vested for each holder, (iii) the Option Plan under which each Option was issued, and (iv) the exercise price of each of the Options.
All shares of Company Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.
Except as provided in Section 2.4(d), no vesting of the Options or the Warrants shall accelerate by virtue of the transactions contemplated by this Agreement and the Board of Directors of the

Company has not accelerated any of the Options or Warrants. None of the Options are "incentive stock options" within the meaning of Section 422 of the Code. Except for shares of Company Common Stock issuable upon exercise of the Options or the Warrants described in Section 3.2 of the Company Disclosure Letter or as otherwise set forth in Section 3.2 of the Company Disclosure Letter, there are no (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) outstanding contractual obligations or commitments of any character of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock of the Company or any Company Subsidiary,
(iii) outstanding contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any capital stock of the Company or any Company Subsidiary, (iv) outstanding contractual obligations or commitments of any character granting any preemptive or antidilutive right with respect to, any capital stock of the Company or any Company Subsidiary or (v) voting trusts or similar agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock of the Company or any Company Subsidiary. Except as set forth in
Section 3.3 of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person, other than guarantees by the Company of any indebtedness of any Company Subsidiary.

                 (b) Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as disclosed in Section 3.2(b) of the Company Disclosure Letter, all of the outstanding shares of capital stock of each of Company Subsidiary are owned of record and beneficially, directly or indirectly, by the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Company Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have a Company Material Adverse Effect.

         Section 3.3 Authorization; Validity of Agreement; Company Action. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approval of its stockholders, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by its Board of Directors and, except for those actions contemplated by Section 1.2(a) hereof and obtaining the approval of its stockholders as contemplated by Section 1.8 hereof, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, subject to approval and adoption of this Agreement by the Company's stockholders (and assuming due and valid authorization, execution and delivery hereof by Parent and the Purchaser) is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

         Section 3.4 Consents and Approvals; No Violations. Except as disclosed in Section 3.4 of the Company Disclosure Letter and except for (a) filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) applicable requirements under the Exchange Act,
(c) the filing of the Certificate of Merger, (d) applicable requirements under "takeover" or "blue sky" laws of various states, or (e) matters specifically described in this Agreement, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) violate any provision of the Certificate of Incorporation or By-Laws of the Company or the charter or by-laws of any of its Subsidiaries, (ii) result in a violation or breach of, or result in any loss of benefit or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration or modification) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Material Agreements"), (iii) violate any order, writ, judgment, injunction or decree applicable to the Company, any of its Subsidiaries or any of their properties or assets, (iv) violate any law, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, or (v) require on the part of the Company or any of its Subsidiaries any filing or registration with, notification to, or authorization, consent or approval of, any court, legislative, executive or regulatory authority or agency (a "Governmental Entity"); except in the case of clauses (ii), (iv) or (v) for such violations, breaches or defaults which, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to obtain, would not have a Company Material Adverse Effect or would not materially adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement.

         Section 3.5 SEC Reports and Financial Statements. The Company has filed all reports required to be filed by it with the SEC pursuant to the Exchange Act and the Securities Act of 1933, as amended (the "Securities Act"), since July 30, 1995 (as such documents have been amended since the date of their filing, collectively, the "Company SEC Documents"). The Company SEC Documents (a) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (b) as of their respective filing dates, or if amended, as of the date of the last such amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the historical consolidated balance sheets (including the related notes) included in the Company SEC Documents fairly presents in all material respects the financial position of the Company and its consolidated Subsidiaries as of the date thereof, and the other related historical statements (including the related notes) included in the Company SEC Documents fairly present in all material respects the results of operations and cash flows of the Company and its consolidated Subsidiaries for the respective periods or as of the respective dates set forth therein. Each of the historical consolidated balance sheets and historical statements of operations and cash flow (including the related notes) included in the Company SEC Documents has been prepared in all material respects in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved, except as otherwise noted therein and, in the case of unaudited interim financial statements, subject to normal year-end adjustments and except as permitted by Form 10-Q of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

         Section 3.6 No Undisclosed Liabilities. Except (a) for liabilities and obligations incurred in the ordinary course of business consistent with past practices since August 2, 1997, (b) for liabilities and obligations disclosed in the Company SEC Documents filed prior to the date hereof, (c) for liabilities and obligations incurred in connection with the Offer and the Merger or otherwise as contemplated by this Agreement and (d) as disclosed in Section 3.6 of the Company Disclosure Letter, since August 2, 1997, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries as of August 2, 1997.

         Section 3.7 Absence of Certain Changes. Except as (a) disclosed in the Company SEC Documents filed prior to the date hereof, (b) disclosed in
Section 3.7 of the Company Disclosure Letter, (c) contemplated by this Agreement or (d) occurring pursuant to the express terms of that certain Agreement and Plan of Merger dated as of September 30, 1997, among Westell, Kappa Acquisition Corp., a Delaware corporation, and the Company, since August 2, 1997, the Company has conducted its business in the ordinary and usual course and there has not been:

                 (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) which, alone or in the aggregate, has had or would have a Company Material Adverse Effect;

                 (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or such Subsidiary;

                 (iii) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

                 (iv) any acquisition, sale or transfer of any material assets of the Company or any of its Subsidiaries;

                 (v) any material contract entered into by the Company or any of its Subsidiaries or any material amendment or termination of, or default under, any Material Agreement;

                 (vi) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries of the Company made in the ordinary course of business and payroll, travel and similar advances made in the ordinary course of business;

                 (vii) any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, except as required by GAAP; or

                 (viii) any entering into of any severance, termination pay, employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, increase in benefits payable under any existing severance or termination pay policies or employment agreements or increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its Subsidiaries, other than in the ordinary course of business.

         Section 3.8 Contracts. Except as disclosed in or attached as exhibits to the Company SEC Documents or as disclosed in Section 3.8 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) as of the date hereof, which requires expenditures in excess of $1,000,000 or which requires annual expenditures in excess of $500,000 and is not cancelable within one year by the Company, that has not been filed or incorporated by reference in the Company SEC Documents, (ii) which contains any material non-compete provisions with respect to any line of business or geographic area in which business is conducted with respect to the Company or any of the Company

Subsidiaries or which restricts the conduct of any line of business by the Company or any of the Company Subsidiaries or any geographic area in which the Company or any of the Company Subsidiaries may conduct business, in each case in any material respect, (iii) which are terminable by the other party thereto which if so terminated would result in a Company Material Adverse Effect, or
(iv) which would prohibit or materially delay the consummation of the transactions contemplated by this Agreement. The Company has previously made available to Parent true and correct copies of all such agreements and of all employment and deferred compensation agreements with directors, officers and employees, and material agreements with consultants, which are in writing and to which the Company or any of the Company Subsidiaries is a party. Each Material Agreement is valid and binding on the Company or any of the Company Subsidiaries, as applicable, and in full force and effect, and the Company and each of the Company Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Material Agreement, except where such noncompliance, individually or in the aggregate, would not have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary knows of, or has received notice of, any violation or default under (nor does there exist any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Material Agreement or any other loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, result in a Company Material Adverse Effect. Set forth in
Section 3.8 of the Company Disclosure Letter is a description, including amounts as of the date hereof, of all indebtedness of the Company and the Company Subsidiaries other than trade payables and accruals. Section 3.8 of the Company Disclosure Letter sets forth a list of each contract, agreement or other instrument or obligation between the Company or any of its affiliates, on the one hand, and Westell or any of its affiliates, on the other hand. Section
3.8 of the Company Disclosure Letter also sets forth a summary of all DMT licenses in which the Company is a licensee identifying (i) the parties, (ii) the royalties and basis thereof receivable by the Company as a licensor, (iii) the royalties and basis thereof payable by the Company to third parties in respect of any sales by the licensee, (iv) whether for each license, on a current basis, the amounts receivable by the Company under (ii) above exceed the amounts payable by the Company under subsection (iii) above and (v) amounts which would be owing to licensors with respect to a sale by the Company of products incorporating licensed products purchased from sublicensees.

         Section 3.9      Employee Benefit Plans; ERISA.

                 (a)      Section 3.9(a) of the Company Disclosure Letter lists
(i) all "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all stock option, stock award, stock purchase or other equity-based compensation, bonus or other incentive compensation, severance, tuition assistance, salary continuation, and vacation plans, policies or agreements, written or unwritten, under which the Company or any of its Subsidiaries has any obligation or liability (collectively, "Benefit Plans") and (ii) all employment and consulting agreements with current or former officers, employers, consultants, advisors or directors of the Company or any of its Subsidiaries (collectively, "Benefit Arrangements").

                 (b) With respect to each Benefit Plan and Benefit Arrangement, a complete and correct copy of each of the following documents (if applicable) has been made available to Purchaser: (i) the most recent plan and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all related summaries of material modifications;
(iii) the most recent Form 5500 (including schedules); (iv) the most recent IRS determination letter; and (v) the most recent actuarial reports (including for purposes of Financial Accounting Standards Board report nos. 87, 106 and 112).

                 (c) Except as set forth in Section 3.9(c) of the Company Disclosure Letter, with respect to each Benefit Plan: (i) if intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder, such plan has received a determination letter from the Internal Revenue Service stating that it so qualifies and that its trust is exempt from taxation under section 501(a) of the Code and nothing has occurred to the knowledge of the Company since the date of such determination that could adversely affect such qualification or exempt status; (ii) such plan has been administered in accordance with its terms and applicable law, except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect; (iii) no disputes are pending, or, to the knowledge of the Company, threatened that, individually or in the aggregate, would have a Company Material Adverse Effect; and (iv) all contributions required to be made to such plan as of the date hereof (taking into account any extensions for the making of such contributions) have been made in full.

                 (d)       No Benefit Plan is subject to Title IV of ERISA or
section 412 of the Code.  None of the Benefit Plans is a plan described in
Section 3(37), 4063 or 4064 of ERISA.

                 (e) Except as set forth in Section 3.9(e) of the Company Disclosure Letter, no liability relating to any Benefit Plan has been or is expected to be incurred by the Company or any Subsidiary of the Company (either directly or indirectly, including as a result of an indemnification obligation) under or pursuant to Part 4 of Title I of ERISA or Title IV of ERISA or the penalty or the excise tax provisions of the Code, which would have a Company Material Adverse Effect.

                 (f) Except as set forth in Section 3.9(f) of the Company Disclosure Letter, no employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar or enhanced benefit (including acceleration of vesting, time of payment, or exercise of a stock option or an incentive award) as a result of the transactions contemplated hereby.

         Section 3.10 Litigation. Except as disclosed in Section 3.10 of the Company Disclosure Letter or as disclosed in the Company SEC Documents filed prior to the date hereof, there is no action, suit, proceeding, audit or investigation pending or, to the best knowledge of the Company, action, suit, proceeding, audit or investigation threatened, involving the Company or any of its Subsidiaries, by or before any court, governmental or regulatory authority or by any third party that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or that, if adversely determined, would have a Company Material Adverse Effect. Except as disclosed in Section
3.10 of the Company Disclosure Letter or as disclosed in the Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate, would have a Company Material Adverse Effect.

         Section 3.11 Permits; No Default; Compliance with Applicable Laws. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances and orders of any Governmental Entity necessary for the Company or any Company Subsidiary to own, lease and operate its properties or to carry on their respective businesses substantially in the manner described in the Company SEC Documents and as it is now being conducted (the "Company Permit"), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would neither, individually or in the aggregate, (a) have a Company Material Adverse Effect nor (b) materially adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would neither, individually or in the aggregate, (x) have a Company Material Adverse Effect nor (y) materially adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement. The business of the Company and each of its Subsidiaries is not in default or violation of any term, condition or provision of (i) its respective certificate of incorporation or by-laws, (ii) any Material Agreement or (iii) any statute, law, rule, regulation, judgment, decree, order, permit, license or other governmental authorization or approval (including any Company Permit) applicable to the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected, including, laws, rules and regulations relating to the environment, occupational health and safety, employee benefits, wages, workplace safety, equal employment opportunity and race, religious or sex discrimination, excluding from clauses (ii) and (iii) defaults or violations which would not have a Company Material Adverse Effect.

         Section 3.12 Taxes. Except as disclosed in Section 3.12 of the Company Disclosure Letter:

                 (a) All material Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries have been filed. The Company and each of its

Subsidiaries has paid (or there has been paid on its behalf) all material Taxes that are due, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company's financial statements (as of the date thereof).

                 (b) There are no outstanding agreements or waivers extending the statutory period of limitation applicable to the collection or assessment of material Taxes due from the Company or any of its Subsidiaries for any taxable period. No audit or other proceeding by any court, governmental or regulatory authority, or similar person is pending or, to the knowledge of the Company, threatened in regard to any material Taxes due from or with respect to the Company or any of the Subsidiaries. Neither the Company nor any Subsidiary of the Company has received written notice that any assessment of material Taxes is proposed against the Company or any of its Subsidiaries.

                 (c) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company or any of its Subsidiaries by reason of Section 280G of the Code in connection with the transactions contemplated by this Agreement.

                 (d) There are no Tax liens upon any property or assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due and except for liens which have not had and are not reasonably likely to have a Company Material Adverse Effect.

                 (e) Neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change has had or is reasonably likely to have a Company Material Adverse Effect.

                 (f) Except as set forth in the financial statements described in Section 3.5, neither the Company nor any of its Subsidiaries has entered into a transaction which is being accounted for under the installment method of Section 453 of the Code, which would be reasonably likely to have a Company Material Adverse Effect. No compensation paid or payable by the Company is subject to Section 162(m) of the Code.

                 (g) The term "Taxes" shall mean all taxes, charges, fees, levies, or other similar assessments or liabilities imposed by the United States of America, or by any state, local, or foreign government, or any subdivision, agency, or other similar person of the United States or any such government, including without limitation (i) income, gross receipts, ad valorem, premium, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll, and franchise taxes; and (ii) any interest, penalties or additions to taxes resulting from, attributable to, or incurred in connection with any Tax or any contest, dispute, or refund thereof. The term "Tax Returns" shall mean any report, return, or statement required to be supplied to a taxing authority in connection with Taxes.

         Section 3.13 Certain Property. The Company and its Subsidiaries, as the case may be, have good and marketable title in fee simple to all of their respective real property and good title to all of their respective leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company SEC Documents, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company) or (iii) as disclosed in the Company SEC Documents, and except for such matters, which individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. All leases under which the Company leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default which could reasonably be expected to have a Company Material Adverse Effect. Section 3.13 of the Company Disclosure Letter sets forth all liens and security interests granted by the Company or any of the Company Subsidiaries to third parties.

         Section 3.14     Intellectual Property.

                 (a) The Company has previously given to Parent detailed information (including, where applicable, federal registration numbers and dates of registrations or applications for registration) concerning the following: (i) all of the Company's and the Company Subsidiaries' trademarks, trademark rights, service marks, trade names, and other trade rights, indicating which are registered and which are not, including all pending applications for any registrations thereof, and all patents, patent rights and copyrights used or proposed to be used by the Company in its business and all pending applications therefore; (ii) all computer software presently used by the Company which has been purchased or licensed from outside parties with a purchase price or license fee in excess of $5,000; and (iii) all other trade secrets, mailing lists, know-how, designs, plans, specifications and other intellectual property rights of the Company (whether or not registered or registrable) (collectively, "Intellectual Property"). Section 3.14 of the Company Disclosure Letter identifies (i) each patent or registration which has been issued (and which has not expired or lapsed) to the Company or any of the Company

Subsidiaries with respect to any Intellectual Property, (ii) each pending patent application or application for registration which the Company or any of the Company Subsidiaries has made with respect to any Intellectual Property, and (iii) any Intellectual Property that any third party owns and that the Company or any of the Company Subsidiaries use or propose to use in its business (including any marketing rights granted to the Company or any of the Company Subsidiaries under patents owned or licensed by third parties). Except as set forth in Section 3.14 of the Company Disclosure Letter, (i) the Company or one of the Company Subsidiaries solely owns or is in sole and exclusive possession of adequate licenses or other legal rights to use all Intellectual Property now used or held for use in connection with the business as currently conducted or as contemplated to be conducted and (ii) neither the Company nor any of the Company Subsidiaries has disclosed any of the Intellectual Property other than in a manner reasonably necessary for the operation of their business. None of the Company or any of the Company Subsidiaries have granted any licenses of or other rights to use any of the Intellectual Property to any third party. The Intellectual Property comprises all of the intellectual property rights that are in the aggregate necessary in any material respect for the operation of its business as it is presently conducted.

                 (b) To the Company's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of the Company or any of its Subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through the Company or any of its Subsidiaries, by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property.

                 (c) The Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property.

                 (d) All patents, registered trademarks, service marks and copyrights held by the Company are valid and subsisting. The Company (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party; and (iii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

                 (e) The Company has secured valid written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that the Company does not already own by operation of law.

                 (f) The Company has taken all necessary and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, patent applications or copyright ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by the Company by or to a third party has been pursuant to the terms of a written agreement between the Company and such third party. All use, disclosure or appropriation of Confidential Information not owned by the Company has been pursuant to the terms of a written agreement between the Company and the owner of such Confidential Information, or is otherwise lawful.

         Section 3.15     Environmental Matters.  Except as disclosed in
Section 3.15 of the Company Disclosure Letter or as disclosed in the Company SEC Documents:

                 (a) no notice, request for information, order, complaint or penalty has been received relating to, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of the Company, threatened which allege a violation of, any law, regulation, rule or governmental restriction relating to the environment or to pollutants, contaminants or wastes, in each case relating to the current or prior business of the Company or any of its Subsidiaries which, individually or in the aggregate, would have a Company Material Adverse Effect; and

                 (b) there has been no environmental assessment, investigation or audit conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been made available to the Parent.

         Section 3.16     Employee and Labor Matters.  Except as set forth in
Section 3.16 of the Company Disclosure Letter and except to the extent that the failure of any of the following representations to be accurate would not have a Company Material Adverse Effect: (i) since January 1, 1996 there has been no labor strike or work stoppage against, or lockout by, the Company or any of its Subsidiaries, (ii) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending before, or, to the knowledge of the Company or any of its Subsidiaries, threatened by, the National Labor Relations Board, and (iii) there is no pending or, to the knowledge of the Company or any of its Subsidiaries, threatened union grievance against the Company or any of its Subsidiaries.

         Section 3.17 Information in Offer Documents. None of the information supplied or to be supplied by the Company or any of its or agents for inclusion or incorporation by reference in the Offer Documents or the
Schedule 14D-9, including any amendments or supplements thereto, will at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company's shareholders, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing, the Company does not make any representation or warranty with respect to the information that has been or will be supplied by Parent or the Purchaser or their officers, directors, employees, representatives Subsidiaries, or any of their officers, directors, employees, representatives or agents for inclusion or incorporation by reference in any of the foregoing documents. The Schedule 14D-9 and any amendments or supplements thereto will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

         Section 3.18 Brokers or Finders. The Company represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Deutsche Morgan Grenfell ("DMG"), the fees and expenses of which will be paid by the Company in accordance with the Company's agreement with such firm, a true and complete copy of which has heretofore been furnished to Parent. The Company has no obligations or commitments to any investment banker or financial advisor in connection with any future transactions that may be considered or entered into by the Company after the Effective Time.

         Section 3.19 Insurance. The Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance).

         Section 3.20 Opinion of Financial Advisor. The Company has received the opinion of DMG to the effect that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair from a financial point of view.


                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT
                               AND THE PURCHASER

         Parent and the Purchaser jointly and severally represent and warrant to the Company as follows:

         Section 4.1 Organization. Each of Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent and each of its Subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified and in good standing would not have a material adverse effect on the consummation of the transactions contemplated hereby.

         Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and the Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and the Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by their Boards of Directors and no other corporate action on the part of Parent and the Purchaser is necessary to authorize the execution and delivery by Parent and the Purchaser of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and the Purchaser, as the case may be and (assuming due and valid authorization, execution and delivery hereof by the Company) is a valid and binding obligation of each of Parent and the Purchaser, as the case may be, enforceable against them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

         Section 4.3      Consents and Approvals; No Violations.  Except for
(a) filings pursuant to the HSR Act, (b) applicable requirements under the Exchange Act, (c) the filing of the Certificate of Merger, (d) applicable requirements under "takeover" or "blue sky" laws of various states, or (e) as described in this Agreement, neither the execution, delivery or performance of this Agreement by Parent and the Purchaser nor the consummation by Parent and the Purchaser of the transactions contemplated hereby will (i) violate any provision of the charter or by-laws or other comparable constituent documents of Parent or the Purchaser, (ii) result in a violation or breach of, or result in any loss of benefit or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration or modification) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) violate any order, writ, judgment, injunction or decree applicable to Parent, any of its Subsidiaries or any of their properties or assets, (iv) violate any law, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, or (v) require on the part of Parent or the Purchaser any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii), (iv) or (v) for such violations, breaches or defaults which, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to obtain, would not materially adversely affect the ability of Parent and the Purchaser to consummate the transactions contemplated by this Agreement.

         Section 4.4 SEC Reports and Financial Statements. Parent has filed all reports required to be filed by it with the SEC pursuant to the Exchange Act and the Securities Act since July 30, 1995 (as such documents have been amended since the date of their filing, collectively, the "Parent SEC Documents"). The Parent SEC Documents (a) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (b) as of their respective filing dates, or if amended, as of the date of the last such amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the historical consolidated balance sheets (including the related notes) included in the Parent SEC Documents fairly presents in all material respects the financial position of the Parent and its consolidated Subsidiaries as of the date thereof, and the other related historical statements (including the related notes) included in the Parent SEC Documents fairly present in all material respects the results of operations and cash flows of Parent and its consolidated Subsidiaries for the respective periods or as of the respective dates set forth therein. Each of the historical consolidated balance sheets and historical statements of operations and cash flow (including the related notes) included in the Parent SEC Documents has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved, except as otherwise noted therein and, in the case of unaudited interim financial statements, subject to normal year-end adjustments and except as permitted by Form 10-Q of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

         Section 4.5      Information in Offer Documents; Proxy Statement.
None of the information supplied or to be supplied by Parent or the Purchaser, or any of their officers, directors, employees, representatives or agents for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement, including any amendments or supplements thereto, will, in the case of the Offer Documents and the Schedule 14D-9, at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of the Proxy Statement, at the date the Proxy Statement is first mailed to the Company's stockholders or at the time of the Special Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing, Parent and the Purchaser do not make any representation or warranty with respect to the information that has been supplied by the Company or any of its Subsidiaries or their officers, directors, employees, representatives or agents for inclusion or incorporation by reference in any of the foregoing documents. The Offer Documents and the Proxy Statement and any amendments or supplements thereto will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

         Section 4.6 Sufficient Funds. Either Parent or the Purchaser has sufficient funds available to purchase all of the Shares outstanding on a fully diluted basis and to pay all fees and expenses related to the transactions contemplated by this Agreement.

         Section 4.7 Share Ownership. None of Parent, the Purchaser or any of their respective affiliates beneficially owns any Shares.

         Section 4.8 Purchaser's Operations. The Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.


                                   ARTICLE V

                                   COVENANTS

         Section 5.1 Interim Operations of the Company. The Company covenants and agrees that, except (i) as contemplated by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter or (iii) as agreed in writing by Parent, after the date hereof, and prior to the time the directors of the Purchaser have been elected to, and shall constitute a majority of, the Board of Directors of the Company pursuant to Section 1.3:

                 (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its reasonable best efforts to preserve in all material respects its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates;

                 (b) each of the Company and its Subsidiaries will not, directly or indirectly, (i) amend its Certificate of Incorporation or By-laws or similar organizational documents or (ii) split, combine or reclassify its outstanding capital stock;

                 (c) neither the Company nor any of its Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to its capital stock (other than dividends from any Subsidiary of the Company to the Company or any other Subsidiary of the Company); (ii) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than issuances pursuant to the exercise of Options outstanding on the date hereof; (iii) sell, lease, license or dispose of any assets or properties, other than in the ordinary course of business; (iv) incur or modify any material debt, other than in the ordinary course of business consistent with past practice; (v) license or sublicense any asset or property of the Company or any Company Subsidiary except in the ordinary course of business consistent with past practice on a basis that results in a positive current royalty net of any royalties due by the Company or any Company Subsidiary on account of sales by the licensee or sublicensee; or

(vi) redeem, purchase or otherwise acquire, directly or indirectly, any of its or its Subsidiaries' capital stock;

                 (d) neither the Company nor any of its Subsidiaries shall, except as may be required or contemplated by this Agreement or by applicable law, (i) enter into, adopt, materially amend or terminate any employee benefit plans, (ii) amend any employment or severance agreement, (iii) increase in any manner the compensation or other benefits of its officers or directors or (iv) increase in any manner the compensation of any other employees (except, in the case of this clause (iv), for normal increases in the ordinary course of business);

                 (e) neither the Company nor any of its Subsidiaries shall: (i) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than Subsidiaries of the Company), except pursuant to contractual indemnification agreements entered into in the ordinary course of business; (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Subsidiaries of the Company and payroll, travel and similar advances made in the ordinary course of business); or (iii) make capital expenditures other than pursuant to the Company's current capital expenditure budget, a copy of which has been provided to Parent;

                 (f) neither the Company nor any of its Subsidiaries shall change any of the accounting methods used by it unless required by GAAP or applicable law;

                 (g) the Company will not settle or compromise any claim (including arbitration) or litigation involving payments by the Company in excess of $250,000 individually which are not subject to insurance reimbursement without the prior written consent of Parent, which consent will not be unreasonably withheld;

                 (h) the Company will not amend, modify or terminate in any material respect any Material Agreement or enter into any new agreement material to the business of the Company without the prior written consent of Parent, which consent shall not be unreasonably withheld; and

                 (i) neither the Company nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

         Section 5.2 Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, access, during normal business hours during the period prior to the Closing Date, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or regulatory boards or agencies and
(b) all other information concerning its business, properties and personnel as Parent may reasonably request. Unless otherwise required by law and until the Closing Date, Parent will hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreement between the Company and Parent, dated as of July 22, 1997 (the "Confidentiality Agreement").

         Section 5.3      Employee Benefits.

                 (a) Parent and the Purchaser agree that the Surviving Corporation and its Subsidiaries and successors shall provide those persons who, immediately prior to the Effective Time, were employees of the Company or its Subsidiaries ("Retained Employees") with employee plans and programs that provide benefits that are no less favorable in the aggregate to those provided to such Retained Employees immediately prior to the date hereof. With respect to such employee plans and programs provided by the Surviving Corporation and its Subsidiaries and successors, service accrued by such Retained Employees during employment with the Company and its Subsidiaries prior to the Effective Time shall be recognized for all purposes, except to the extent necessary to prevent duplication of benefits.

                 (b) Parent and the Purchaser agree to honor, and cause the Surviving Corporation to honor, without modification, all employment and severance agreements and arrangements, as amended through the date hereof, with respect to employees and former employees of the Company that are listed in
Section 3.8 of the Company Disclosure Letter (collectively, the "Severance Agreements").

                 (c) After the date hereof and prior to the Effective Time, Parent and the Company shall reasonably cooperate to develop and adopt an employee retention plan for key employees of the Company, which shall be subject to Parent approval.

         Section 5.4 No Solicitation. (a) The Company and its Subsidiaries will not, and will use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys or other agents retained by or acting on behalf of the Company or any of its Subsidiaries not to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined in Section 5.4(c) hereof), (ii) engage in negotiations or discussions (other than to advise as to the existence of the restrictions set forth in this Section 5.4) with, or furnish any information or data to, any third party relating to an Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal or approve any Acquisition Proposal. Notwithstanding anything to the contrary contained in this Section 5.4 or in any other provision of this Agreement, the Company and its Board of Directors (i) may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") or approve an unsolicited Acquisition Proposal if the Company's Board of Directors is advised by its financial advisor that such Potential Acquiror has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the Board determines in good faith (A) after receiving advice from its financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal (as defined in Section 5.4(d) hereof), and (B) based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the Board's fiduciary duties under applicable law. The Company agrees that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement containing confidentiality and standstill provisions substantially similar to the confidentiality and standstill provisions of the Confidentiality Agreement. In the event that the Company shall determine to provide any information as described above, or shall receive any Acquisition Proposal, it shall promptly inform Parent in writing as to the fact that information is to be provided and shall furnish to Parent the identity of the recipient of such information and/or the Potential Acquiror and the terms of such Acquisition Proposal, except to the extent that the Board determines in good faith, based upon advice of its outside legal counsel, that any such action described in this sentence would violate such Board's fiduciary duties under, or otherwise violate, applicable law. The Company will inform Parent of any material amendment to the essential terms of any such Acquisition Proposal except to the extent that the Board determines in good faith, based upon advice of outside legal counsel, that any such action would violate such Board's fiduciary duties under, or otherwise violate, applicable law.

                 (b) The Board of Directors of the Company shall not (i) withdraw or modify or propose to withdraw or modify, in any manner adverse to Parent, the approval or recommendation of such Board of Directors of this Agreement, the Offer or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal unless, in each case, the Board determines in good faith (A) after receiving advice from its financial advisor, that such Acquisition Proposal is a Superior Proposal and (B) based upon advice of outside legal counsel, that the failure to take such action would violate the Board's fiduciary duties under applicable law.

                 (c) For purposes of this Agreement, "Acquisition Proposal" shall mean any bona fide proposal, whether in writing or otherwise, made by a third party to acquire beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, the Company or its material Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving the Company or its material Subsidiaries including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of any material portion of the assets of, or any material portion of the equity interest in, the Company or its material Subsidiaries (other than the transactions contemplated by this Agreement).

                 (d) The term "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Board of Directors of the Company determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors, after receiving advice from its financial advisor, is reasonably capable of being financed by such third party.

         Section 5.5 Publicity. The initial press releases with respect to the execution of this Agreement shall be acceptable to Parent and the Company and shall be in the form of Annex B hereto. Thereafter, so long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release with respect to the Merger, this Agreement or the other transactions contemplated hereby without prior consultation with the other party, except as may be required by law or by any listing agreement with a national securities exchange or national securities quotation system.

         Section 5.6 Indemnification. The Company shall, and from and after the consummation of the Offer, Parent and the Surviving Corporation shall jointly and severally, indemnify, defend and hold harmless the present and former directors and officers of the Company and its Subsidiaries (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by this Agreement to the fullest extent permitted or required under applicable law. All rights to indemnification existing in favor of the directors and officers of the Company as provided in the Company's Certificate of Incorporation or By-laws, as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the consummation of the Offer in any manner that would adversely affect the rights of the individuals who at or prior to the consummation of the Offer were directors or officers of the Company with respect to occurrences at or prior to the consummation of the Offer and Parent shall cause the Surviving Corporation to honor all such rights to indemnification.

         Section 5.7      Approvals and Consents; Cooperation; Notification.
(a) The parties hereto shall use their respective reasonable best efforts, and cooperate with each other, to (i) determine as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including, pursuant to the HSR Act, advisable (in Parent's and Purchaser's discretion) or required in order to consummate the transactions contemplated by this Agreement, including, the Offer and the Merger and (ii) obtain such authorizations, approvals, consents or waivers as promptly as practicable.

                 (b) The Company, Parent and the Purchaser shall take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including, under the HSR Act, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other Governmental Entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any Governmental Entity in connection therewith.

                 (c) The Company shall give prompt notice to Parent of (i) the occurrence of any event, condition or development material to the Company and its Subsidiaries, taken as a whole, and (ii) any notice from any Person claiming its consent is required in connection with the transactions contemplated by this Agreement. Each of the Company and Parent shall give prompt notice to the other of the occurrence or failure to occur of an event that would, or, with the lapse of time would cause any condition to the consummation of the Offer or the Merger not to be satisfied.

         Section 5.8 Further Assurances. Each of the parties hereto agrees to use its respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, the Offer and the Merger.

         Section 5.9 Taxes. With respect to any Taxes, the Company shall not (i) make any material tax election or (ii) settle or compromise any material income tax liability (whether with respect to amount or timing), in each case without the prior written consent of Parent which consent shall not be unreasonably withheld.

         Section 5.10 Shareholder Litigation. The Company and Parent agree that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company will keep Parent, and any counsel which Parent may retain at its own expense, informed of the course of such litigation, to the extent Parent is not otherwise a party thereto, and the Company agrees that it will consult with Parent prior to entering into any settlement or compromise of any such shareholder litigation; provided, that, no such settlement or compromise will be entered into without Parent's prior written consent, which consent shall not be unreasonably withheld.

         Section 5.11 Loan and Security Agreement. Concurrently with the execution and delivery of this Agreement, the Company and Parent shall execute and deliver the Loan and Security Agreement in the form of Annex C attached hereto.

                                   ARTICLE VI

                                   CONDITIONS

         Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                 (a) this Agreement shall have been adopted by the requisite vote of the holders of Company Common Stock, if required by applicable law and the Certificate of Incorporation (provided that Parent shall comply with its obligations in respect of the voting of Shares set forth in
Section 1.8(b));

                 (b) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated;

                 (c) no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity or court which prohibits the consummation of the Merger; and

                 (d) Parent, the Purchaser or their affiliates shall have purchased shares of Company Common Stock pursuant to the Offer.

         Section 6.2 Conditions to the Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following conditions:

                 (a) the representations and warranties of Parent and the Purchaser shall be true and accurate in all material respects as of the Effective Time as if made at and as of such time (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period); and

                 (b) each of Parent and the Purchaser shall have performed in all material respects all of the respective obligations hereunder required to be performed by Parent or the Purchaser, as the case may be, at or prior to the Effective Time.

         Section 6.3 Conditions to the Obligations of Parent and the Purchaser to Effect the Merger. The obligations of Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following conditions:

                 (a) the representations and warranties of the Company shall be true and accurate in all material respects as of the Effective Time as if made at and as of such time

(except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period); and

                 (b) the Company shall have performed in all material respects all of the respective obligations hereunder required to be performed by the Company, at or prior to the Effective Time.

         Section 6.4 Exception. The conditions set forth in Section 6.2 and 6.3 hereof shall cease to be conditions to the obligations of the parties if the Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer.


                                  ARTICLE VII

                                  TERMINATION

         Section 7.1 Termination. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

                 (a) By the mutual consent of Parent, the Purchaser and the Company.

                 (b) By either of the Company, on the one hand, or Parent and the Purchaser, on the other hand:

                          (i) if shares of Company Common Stock shall not have been purchased pursuant to the Offer on or prior to February 23, 1998, which date may be extended by Parent, in its sole discretion, for up to an additional 30 days; provided further, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase shares of Company Common Stock pursuant to the Offer on or prior to such date; or

                          (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or prohibiting Parent to acquire or hold or exercise rights of ownership of the Shares, and such order, decree, ruling or other action shall have become final and non-appealable.

                 (c)      By the Company:

                          (i) if, prior to the purchase of shares of Company Common Stock pursuant to the Offer, either (A) a third party shall have made an Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor, is a Superior Proposal and the Company shall have concurrently executed a definitive agreement with such third party in respect of such Superior Proposal, or (B) the Board of Directors of the Company shall have withdrawn, or modified or changed in any manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, this Agreement or the Merger (or the Board of Directors of the Company resolves to do any of the foregoing); or

                          (ii) if Parent or the Purchaser shall have terminated the Offer, or the Offer shall have expired, without Parent or the Purchaser, as the case may be, purchasing any shares of Company Common Stock pursuant thereto; provided that the Company may not terminate this Agreement pursuant to this
                 Section 7.1(c)(ii) if the Company is in willful breach of this Agreement; or

                          (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent or the Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate this Agreement pursuant to this
                 Section 7.1(c)(iii) if the Company is in willful breach of this Agreement.

                 (d)      By Parent and the Purchaser:

                          (i) if, prior to the purchase of shares of Company Common Stock pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, this Agreement or the Merger or shall have recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Board of Directors of the Company resolves to do any of the foregoing); or

                          (ii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent or the Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that Parent may not terminate this Agreement pursuant to this Section 7.1(d)(ii) if Parent or the Purchaser is in willful breach of this Agreement.

         Section 7.2      Effect of Termination.

                 (a) In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of Parent, the Purchaser or the Company or their respective directors, officers, employees, shareholders, representatives, agents or advisors other than, with respect to Parent, the Purchaser and the Company, the obligations pursuant to this Section 7.2, Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.10, 8.11, 8.12, 8.13 and the
last sentence of Section 5.2. Nothing contained in this Section 7.2 shall relieve Parent, the Purchaser or the Company from liability for willful breach of this Agreement.

                 (b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(c)(i) hereof or by Parent and the Purchaser pursuant to Section 7.1(d)(i) hereof, the Company shall pay to Parent by certified check or wire transfer to an account designated by Parent immediately following receipt of a request therefor, an amount equal to $8 million (the "Termination Fee").


                                  ARTICLE VIII

                                 MISCELLANEOUS

         Section 8.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors (which in the case of the Company shall include approvals as contemplated in Section 1.3(b)), at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Company's stockholders hereunder without the approval of such stockholders.

         Section 8.2 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section

8.2 shall not limit any covenant or agreement contained in this Agreement which by its terms contemplates performance after the Effective Time.

         Section 8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, with delivery by such service confirmed, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                 (a)      if to Parent or the Purchaser, to:

                          Texas Instruments Incorporated
                          7839 Churchill Way
                          P.O. Box 650311, M/S 3995
                          Dallas, Texas  75265
                          Telephone:  (972) 917-3810
                          Telecopy:  (972) 917-3804
                          Attention:  Charles D. Tobin

                          with copies to:

                          Texas Instruments Incorporated
                          P.O. Box 655474, M/S 241
                          Dallas, Texas  75265
                          Telephone:  (972) 995-2551
                          Telecopy:  (972) 995-9133
                          Attention:  Richard J. Aqnich, Esq.

                          and

                          Weil, Gotshal & Manges LLP
                          100 Crescent Court, Suite 1300
                          Dallas, Texas  75201-6950
                          Telephone:  (214) 746-7738
                          Telecopy:  (214) 746-7777
                          Attention:  R. Scott Cohen, Esq.

                 (b)      if to the Company, to:

                          Amati Communications Corporation
                          2043 Samaritan Drive
                          San Jose, California  95124
                          Telephone:  (408) 879-2000

                          Telecopy:   (408) 879-2900
                          Attention:  James Steenbergen

                          with a copy to:

                          Heller Ehrman White & McAuliffe
                          525 University Avenue
                          Palo Alto, California  94301-1900
                          Telephone:  (650) 324-7025
                          Telecopy:  (650) 324-0638
                          Attention:  Richard A. Peers, Esq.

Any notice which is not sent to the party's counsel in the manner and at the address or telecopy number set forth above within 24 hours following the time such notice is given to such party shall be deemed not to be validly delivered to such party.

         Section 8.4 Interpretation. The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". The words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. The phrase "to the best knowledge of" or any similar phrase shall mean such facts and other information which as of the date of determination are actually known to any vice president, chief financial officer, general counsel, chief compliance officer, controller, and any officer superior to any of the foregoing, of the referenced party after the conduct of a reasonable investigation under the circumstances by such officer. The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 19, 1997. As used in this Agreement, the term "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

         Section 8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         Section 8.6 Entire Agreement; Third Party Beneficiaries. This Agreement and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Sections 5.3 and 5.6, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

         Section 8.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         Section 8.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

         Section 8.9 Specific Performance. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in a court of competent jurisdiction.

         Section 8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

         Section 8.11 Expenses. Except as set forth in Section 7.2 hereof, all costs and expenses incurred in connection with the Offer, the Merger, this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Offer or the Merger is consummated.

         Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

         Section 8.13 Waivers. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

         Section 8.14 Disclosure Letter. The Company Disclosure Letter shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed pursuant to the Company Disclosure Letter shall be deemed to be disclosed for all purposes under this Agreement but such disclosure shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

         IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                     TEXAS INSTRUMENTS INCORPORATED



                                     By:    /s/ RICHARD K. TEMPLETON
                                        -------------------------------------
                                     Name:  Richard K. Templeton
                                     Title: President, Semiconductor Group


                                     DSL ACQUISITION CORPORATION



                                     By:    /s/ GEORGE BARBER
                                        -------------------------------------
                                     Name:  George Barber
                                     Title: President


                                     AMATI COMMUNICATIONS CORPORATION



                                     By:    /s/ JAMES STEENBERGEN
                                        -------------------------------------
                                     Name:  James Steenbergen
                                     Title: President and Chief Executive
                                            Officer

                                    ANNEX A

                            CONDITIONS TO THE OFFER

         Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered Shares if (i) any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer,
(ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after November 19, 1997, and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

                 (a) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued applicable to the Offer or the Merger by any federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (1) prohibits the consummation of the Offer or the Merger,
(2) prohibits, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets or the Shares, except for such prohibitions or limitations which would not have a Company Material Adverse Effect, (3) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, or (4) renders the Purchaser unable to accept for payment, pay for or purchase a material portion or all of the Shares; provided, that the parties shall have used their reasonable best efforts to cause any such statute, rule, regulation, judgment, order or injunction to be vacated or lifted;

                 (b) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), except where the failure of such representations and warranties to be true and accurate (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), do not, individually or in the aggregate, have a Company Material Adverse Effect;

                 (c) the Company shall have breached or failed to perform or comply with, in all material respects, any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it as of the date of consummation of the Offer

                 (d) the Merger Agreement shall have been terminated in accordance with its terms;

                 (e) the Board of Directors of the Company shall have withdrawn, modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than Parent, the Purchaser or their affiliates or the Board of Directors of the Company shall have adopted a resolution to do any of the foregoing;

                 (f) Thirty percent (30%) or more of the key personnel of the Company and its Subsidiaries identified on Schedule A(h) of the Company Disclosure Letter shall no longer be employed by the Company or its Subsidiaries or shall have submitted their resignations.

         The foregoing conditions are for the sole benefit of the Purchaser and Parent and, subject to the Merger Agreement, may be asserted by either of them or may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any such rights shall not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                                EXHIBIT (c)(2)






                                  $19,774,000


                          LOAN AND SECURITY AGREEMENT


                         dated as of November 19, 1997


                                    between


                              AMATI COMMUNICATIONS
                                  CORPORATION


                                  as Borrower


                                      and


                               TEXAS INSTRUMENTS
                                  INCORPORATED


                                   as Lender

 THE FOLLOWING TABLE OF CONTENTS HAS BEEN INSERTED FOR CONVENIENCE ONLY AND DOES NOT CONSTITUTE A PART OF THIS AGREEMENT.


                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
                                                        ARTICLE I
                                             DEFINITIONS AND ACCOUNTING TERMS
SECTION 1.1  Certain Defined Terms . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
SECTION 1.2  Other Definitional Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
SECTION 1.3  Accounting and Financial Determinations . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

                                                        ARTICLE II
                                                   THE LOAN COMMITMENTS
SECTION 2.1  Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
SECTION 2.2  Borrowing Procedures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
SECTION 2.3  Repayment of Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

                                                       ARTICLE III
                                                  NOTES EVIDENCING LOANS
SECTION 3.1  Term Note . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 3.2  Revolving Note  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 3.3  Recordation of Loans and Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

                                                        ARTICLE IV
                                                      INTEREST, ETC.
SECTION 4.1  Interest Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 4.2  Interest Payment Dates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 4.3  Default Interest Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 4.4  Computation of Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

                                                        ARTICLE V
                                                 PAYMENTS AND PREPAYMENTS
SECTION 5.1  Voluntary Prepayments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
SECTION 5.2  Mandatory Prepayments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

SECTION 5.3  Making of Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
SECTION 5.4  Due Date Extension  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
SECTION 5.5  Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
SECTION 5.6  Forgiveness of Term Loan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

                                                        ARTICLE VI
                                                         SECURITY
SECTION 6.1  Grant of Security . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
SECTION 6.2  Security for Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
SECTION 6.3  Continuing Security Interest; Transfer of Note  . . . . . . . . . . . . . . . . . . . . . . . .  14
SECTION 6.4  Borrower Remains Liable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

                                                       ARTICLE VII
                                              REPRESENTATIONS AND WARRANTIES
SECTION 7.1  Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
SECTION 7.1.1  Location of Collateral, etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
SECTION 7.1.2  Ownership, No Liens, etc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
SECTION 7.1.3  Possession and Control  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
SECTION 7.1.4  Negotiable Documents, Instruments and Chattel Paper . . . . . . . . . . . . . . . . . . . . .  18
SECTION 7.1.5  No Default or Event of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
SECTION 7.1.6  Incorporation by Reference  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

                                                       ARTICLE VIII
                                                   CONDITIONS PRECEDENT
SECTION 8.1  Condition Precedent to Initial Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
SECTION 8.2  Conditions Precedent to All Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

                                                        ARTICLE IX
                                              COVENANTS AND OTHER AGREEMENTS
SECTION 9.1  Limit on Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
SECTION 9.2  Prohibition on Liens  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
SECTION 9.3  Notice of Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 9.4  Notice of Defaults and Events of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 9.5  ERISA Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 9.6  SEC Filings and Press Releases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 9.7  Payment of Taxes and Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 9.8  Maintenance of Assets and Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 9.9  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

SECTION 9.10  Compliance with Laws, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
SECTION 9.11  Reports to Other Creditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
SECTION 9.12  Incorporation by Reference  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
SECTION 9.13  General Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

                                                        ARTICLE X
                                                    EVENTS OF DEFAULT
SECTION 10.1  Events of Default   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
SECTION 10.2  Remedies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

                                                        ARTICLE XI
                                                      MISCELLANEOUS
SECTION 11.1  Amendments, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
SECTION 11.2  Notices, Etc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 11.3  No Waiver; Remedies   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 11.4  Successors and Assigns  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 11.6  Right of Setoff   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 11.7  GOVERNING LAW   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 11.8  Severability of Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 11.9  Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 11.10  WAIVER OF JURY TRIAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 11.11  Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

                             EXHIBITS AND SCHEDULES


EXHIBITS


EXHIBIT A        Form of Copyright Security Agreement
EXHIBIT B        Form of Patent Security Agreement
EXHIBIT C        Form of Trademark Security Agreement
EXHIBIT D        Form of Term Note
EXHIBIT E        Form of Revolving Note
EXHIBIT F        Form of Opinion of Borrower's Counsel





SCHEDULES


SCHEDULE I       Copyright Collateral
SCHEDULE II      Patent Collateral
SCHEDULE III     Permitted Liens
SCHEDULE IV      Trademark Collateral
SCHEDULE V       Collateral Locations
SCHEDULE VI      Permitted Indebtedness

                          LOAN AND SECURITY AGREEMENT

                 THIS LOAN AND SECURITY AGREEMENT, dated as of November 19, 1997, is made by and between AMATI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Borrower"), and TEXAS INSTRUMENTS INCORPORATED, a Delaware corporation (together with its successors and assigns, the "Lender"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings provided in the Merger Agreement (as hereinafter defined).

                                    RECITALS

                 WHEREAS, the Borrower desires that the Lender extend financing to the Borrower pursuant to the terms of this Agreement;

                 WHEREAS, the Lender is willing to extend financing to the Borrower pursuant to the terms of this Agreement for the purposes specified herein; and

                 WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition precedent thereto, the Borrower, the Lender and DSL Acquisition Corporation ("Merger Sub") have entered into that certain Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the Merger Sub will commence a tender offer for all outstanding shares of common stock, par value $.20 per share, of the Borrower and, subject to the consummation of such tender offer, Merger Sub will be merged with and into the Borrower with the Borrower continuing as the surviving corporation and a wholly-owned subsidiary of the Lender;

                 NOW, THEREFORE, in consideration of the mutual agreements contained herein, and subject to the terms and conditions hereof, the parties hereto agree as follows:


                                   ARTICLE I
                        DEFINITIONS AND ACCOUNTING TERMS

                 SECTION 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

                 "Agreement" means this Loan and Security Agreement, as hereafter amended, modified, restated, refinanced, refunded or renewed from time to time in whole or in part.

                 "Authorized Officer" means any one of the following officers of the Borrower: the Chief Executive Officer, the Chief Financial Officer or the Vice President, Business Development.

                 "Borrower" - see Preamble.

                 "Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of Texas or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

                 "Code" means the Internal Revenue Code of 1986, as amended, and all rules and regulations thereunder.

                 "Collateral" - see Section 6.1.

                 "Commitments" means the commitments of the Lender to make the Term Loan and the Revolving Loans pursuant to Sections 2.1(a) and 2.1(b), respectively.

                 "Computer Hardware and Software" shall mean (a) all computer and other electronic data processing hardware, integrated computer systems, central processing units, memory units, display terminals, printers, features, computer elements, card readers, tape drives, hard and soft disk drives, cables, electrical supply hardware, generators, power equalizers, accessories and all peripheral devices and other related computer hardware, whether now owned, licensed or leased or hereafter acquired by the Borrower; (b) all software programs, including source code and object code whether now owned, licensed or leased or hereafter acquired by the Borrower, designed for use on the computers and electronic data processing hardware described in clause (a) above; (c) all firmware associated therewith, whether now owned, licensed or leased or hereafter acquired by the Borrower; and (d) all documentation for such hardware, software and firmware described in the preceding clauses (a),
(b) and (c), whether now owned, licensed or leased or hereafter acquired by the Borrower.

                 "Controlled Group" means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under section 414(b) or section 414(c) of the Code or section 4001 of ERISA.

                 "Copyright Collateral" shall mean all of the Borrower's right, title and interest in and to registered and unregistered copyrights (including, without limitation, copyrights for any of the Computer Hardware and Software), copyright registrations and copyright applications, which, in the case of registrations and applications, have been or are hereafter issued by or filed with the CRO or any similar office or agency of any other countries, including, without limitation, the copyrighted works, copyright registrations and copyright applications listed on
Schedule I attached hereto and made a part hereof.

                 "Copyright Security Agreement" means a Copyright Security Agreement in substantially the form attached hereto as Exhibit A.

                 "CRO" shall mean the United States Copyright Office.

                 "Default" means any event which if it continues uncured would, with lapse of time or notice, or both, constitute an Event of Default.

                 "Dollars" and the sign "$" means lawful money of the United States of America.

                 "Equipment" - see Section 6.1.

                 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                 "Event of Default" means any of the events described in
Section 10.1.

                 "GAAP" - see Section 1.3.

                 "Indebtedness", as applied to any Person, means (i) all indebtedness for borrowed money, (ii) all notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (iii) any obligation owed for all or any part of the deferred purchase price of property or services (excluding obligations incurred under ERISA) which purchase price is (x) due more than six months from the date of incurrence of the obligation in respect thereof or (y) evidenced by a note or similar written instrument, (iv) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person and (v) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP.

                 "Intellectual Property Collateral" shall mean (i) the Trademark Collateral, Copyright Collateral and Patent Collateral; (ii) all reissues, divisions, continuations, renewals, extensions and continuations-in-part of any of the foregoing; (iii) all license agreements related to any of the foregoing set forth in this definition; (iv) all income, royalties, damages and payments now and hereafter due or payable with respect thereto, including without limitation, payments, under all licenses entered into in connection therewith and damages, settlements and payments for past or future infringements thereof; (v) all books, records, writings, computer tapes or disks, flow diagrams, specification sheets, source codes, object codes and other physical manifestations, embodiments or incorporation of the foregoing set forth in this definition; and (vi) the right to sue for all past, present and future infringements of any of the foregoing set forth in this definition.

                 "Inventory" - see Section 6.1.

                 "Lender" - see Preamble.

                 "Liabilities" means all obligations of the Borrower to the Lender howsoever created, arising or evidenced, whether direct or indirect, joint or several, absolute or contingent, or now or hereafter existing, or due or to become due, which arise out of or in connection with this Agreement, the Notes or any other Related Document.

                 "Lien" means any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), claim, charge or other priority or preferential arrangement of any kind or nature whatsoever.

                 "Loan(s)" - see Section 2.1.

                 "Material Adverse Effect" means any material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Borrower and its Subsidiaries taken as a whole.

                 "Merger Agreement" - see third recital.

                 "Notes" means, collectively, the Term Note and the Revolving Note.

                 "Payment Date" - see Section 4.2.

                 "Patent Collateral" shall mean all of the Borrower's right, title and interest in and to patents, patent applications, inventions, trade secrets, know-how and proprietary information, which, in the case of patents or patent applications, have been or are hereafter issued by or filed with the PTO or any similar office or agency of any other countries, including, without limitation, the patents and patent applications listed on Schedule II attached hereto and made part thereof.

                 "Patent Security Agreement" means a Patent Security Agreement in substantially the form attached hereto as Exhibit B.

                 "PBGC" means the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.

                 "Pension Plan" means a "pension plan," as such term is defined in section 3(2) of ERISA (including a multi-employer plan as defined in section 4001 (a) (3) of ERISA), to which the Borrower or any corporation, trade or business that is, along with the Borrower, a member of a Controlled Group, may have liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

                 "Permitted Liens" shall mean the Liens described on Schedule III attached hereto.

                 "Person" means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, or any government, agency or other administrative or regulatory body.

                 "Prime Rate" means the rate that NationsBank announces as its prime lending rate, as in effect from time to time.

                 "PTO" shall mean the United States Patent and Trademark
Office.

                 "Receivables" - see Section 6.1.

                 "Related Contracts" - see Section 6.1.

                 "Related Documents" shall mean the Term Note, the Revolving Note, the Copyright Security Agreement, the Patent Security Agreement and the Trademark Security Agreement.

                 "Reportable Event" shall have the meaning assigned to such term in ERISA.

                 "Revolving Loan Commitment" means the commitment of the Lender to make the Revolving Loans pursuant to Section 2.1(b).

                 "Revolving Loan Commitment Termination Date" - see Section 2.1(b).

                 "Subsidiary" means, with respect to any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting powers to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

                 "SVB" means Silicon Valley Bank.

                 "SVB Loan Agreement" means the Loan and Security Agreement dated as of April 25, 1997 between Borrower and SVB.

                 "Termination Date" means September 30, 1999.

                 "Trademark Collateral" shall mean all of the Borrower's right, title and interest in and to registered and unregistered trademarks, service marks, trade names, designs, logos, indicia, and/or other source and/or business identifiers and the goodwill of the business relating to any and all of the foregoing and any registrations or applications therefor, which, in the case of applications or registrations, have been or are hereafter issued by or filed with the PTO, with any similar office or agency of any state, territory or possession of the United States or any similar office or agency of any other countries or, if not so filed, are otherwise used in the United States, any state, territory or possession thereof or any other country, including, without limitation, the marks, names, logos, indicia, trademark registrations and trademark applications listed on Schedule IV attached hereto and made a part hereof.

                 "Trademark Security Agreement" means a Trademark Security Agreement in substantially the form attached hereto as Exhibit C.

                 "U.C.C." shall mean the Uniform Commercial Code or comparable statute or any successor statute thereto, as in effect from time to time in the relevant jurisdiction.

                 SECTION 1.2  Other Definitional Provisions.

                 (a) All terms defined in this Agreement shall have the above-defined meanings when used in any certificate, report or other document made or delivered pursuant to this Agreement, unless the context therein shall clearly otherwise require.

                 (b) The words "hereof," "herein," "hereunder" and similar terms when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

                 (c) The words "amended or modified" when used in this Agreement shall mean with respect to this Agreement or any Related Document, this Agreement or Related Document as from time to time, in whole or in part, amended, modified, supplemented, restated, refinanced, refunded or renewed.

                 (d) In the computation of periods of time in this Agreement from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding."

                 SECTION 1.3 Accounting and Financial Determinations. For purposes of this Agreement, unless otherwise specified, all accounting terms used herein shall be interpreted, all accounting determinations and computations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with, those generally accepted accounting principles ("GAAP") applied in the preparation of the financial statements referred to in Section 3.5 of the Merger Agreement.


                                   ARTICLE II
                              THE LOAN COMMITMENTS

                 SECTION 2.1 Commitments. Subject to the terms and conditions hereof and in reliance upon the representations and warranties of Company herein set forth, Lender agrees to make the loans described in subsections 2.1(a) and 2.1(b) (each referred to herein individually, as a "Loan", and collectively, as the "Loans").

                 (a)      Term Loan.  Lender agrees to make a loan (the "Term
         Loan) to Borrower on the date hereof in a single advance in the amount of $14,774,000. Amounts borrowed pursuant to this subsection 2.1(a) and subsequently repaid or prepaid may not be reborrowed.

                 (b) Revolving Loans. Lender agrees to make loans (each referred to herein individually, as a "Revolving Loan," and collectively, as "Revolving Loans") to Borrower from time to time during the period from the date hereof to the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement (the "Revolving Loan Commitment Termination Date") in an aggregate amount not to exceed at any time $5,000,000 (the "Maximum Revolver Amount"). Amounts borrowed pursuant to this subsection 2.1(b) may be repaid and, subject to the Maximum Revolver Amount and the other terms and conditions herein, reborrowed.

                 SECTION 2.2 Borrowing Procedures. Any Authorized Officer of the Borrower may request a Loan on any Business Day prior to the Revolving Loan Commitment Termination Date (provided, however, that the Term Loan shall be made only on the date hereof) by giving the Lender telephonic or facsimile notice (which notice shall be irrevocable once given and shall be promptly confirmed in writing if given telephonically). Each request for a Loan must be received by the Lender prior to 12:00 noon, Dallas time, on the proposed date of borrowing (which must be a Business Day) and shall specify (a) the principal amount of such borrowing and (b) the proposed date of such borrowing. Each Revolving Loan shall be in a principal amount of $100,000 or an integral multiple of $100,000 in excess thereof. Subject to satisfaction of the applicable conditions precedent set forth in Section 8 hereof and the requirements as to the use of proceeds set forth in Section 5.5 hereof, the Lender shall make the proceeds of each Loan available to the Borrower by causing an amount of same day funds equal to the principal amount of the Loan to be credited to the account of the Borrower at a bank designated by the Borrower.

                 SECTION 2.3 Repayment of Loans. Subject to the provisions of Sections 5.2, 5.6 and 10.2, the Loans shall be payable (and the Borrower agrees to pay such Loans) in full in immediately available funds on the Termination Date.

                                  ARTICLE III
                             NOTES EVIDENCING LOANS

                 SECTION 3.1 Term Note. The Term Loan shall be evidenced by a promissory note (the "Term Note") substantially in the form attached hereto as Exhibit D, with appropriate insertions, in a principal amount equal to the amount of the Term Loan.

                 SECTION 3.2 Revolving Note. The Revolving Loans shall be evidenced by a promissory note (the "Revolving Note") substantially in the form attached hereto as Exhibit E, with appropriate insertions, in the principal amount of $5,000,000.

                 SECTION 3.3 Recordation of Loans and Payments. The date and amount of each Loan made by the Lender and of each repayment of principal thereon received by the Lender shall be recorded by the Lender in its records, or at its option, on a schedule attached to the Term Note or the Revolving Note, as the case may be. The aggregate unpaid principal amount so recorded shall be rebuttable presumptive evidence of the principal amount owing and unpaid on such Note in the absence of manifest error. The failure to so record or any error in so recording any such amount shall not, however, limit or otherwise affect the obligations of the Borrower hereunder or under the Notes to repay the principal amount of the Loans together with all interest accrued thereon.


                                   ARTICLE IV
                                 INTEREST, ETC.

                 SECTION 4.1 Interest Rate. Subject to Section 4.3, the Term Loan and each Revolving Loan shall bear interest on the unpaid principal amount thereof from the date made through maturity (whether by acceleration, required prepayment or otherwise) a rate per annum equal to the Prime Rate plus two percent (2.0%).

                 SECTION 4.2 Interest Payment Dates. Subject to Section 4.3, accrued interest on the Loans shall be payable monthly in arrears on the first Business Day of each month and at maturity (each a "Payment Date"), commencing with the first of such dates to occur after the date hereof.

                 SECTION 4.3 Default Interest Rate. Upon and during the continuance of an Event of Default (as defined in Section 10.1), the outstanding principal amount of all Loans, and, to the extent permitted by applicable law, any interest payments thereon not paid when due and any fees and other amounts then due and payable under this Agreement, shall bear interest (including post-petition interest in any proceeding under Title 11 of the United States Code, as now and hereinafter in effect, or any successor statute (the "Bankruptcy Code") or any other applicable bankruptcy laws) payable on demand at a rate that is three percent (3.0%) per annum in excess of the interest rate otherwise payable under this Agreement. Payment or acceptance of the increased rates of interest provided for in this Section 4.3 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Lender.

                 SECTION 4.4 Computation of Interest. All interest on the Loans shall be computed for the actual number of days elapsed on the basis of a 360-day year.


                                   ARTICLE V
                            PAYMENTS AND PREPAYMENTS

                 SECTION 5.1 Voluntary Prepayments. The Borrower may from time to time prepay the Loans in whole or in part, provided that (a) each partial prepayment of a Loan shall be in a principal amount of $100,000 or an integral multiple thereof, and (b) any prepayment of the entire principal amount of all Loans shall include accrued interest to the date of prepayment.

                 SECTION 5.2 Mandatory Prepayments. Subject to Section 5.6, the Borrower shall make mandatory repayments of the Loans as follows:

                 (a) If the Merger Agreement shall be terminated by the Borrower pursuant to Section 7.1(c)(i) of the Merger Agreement or by Parent and Purchaser pursuant to Section 7.1(d)(i) or (ii) of the Merger Agreement, the Borrower shall, immediately on demand, repay the Loans (including interest accrued thereon) and any other Liabilities in full in immediately available funds.

                 (b) If the Merger Agreement shall be terminated for any reason under Section 7.1 of the Merger Agreement (other than pursuant to Sections 7.1(c)(i) or 7.1(d)(i) or (ii), Borrower shall, within 180 days of demand, repay the Loans (including interest accrued thereon) and any other Liabilities in full in immediately available funds.

                 (c) If at any time the amount of Revolving Loans outstanding shall exceed the Maximum Revolver Amount, the Borrower shall immediately repay the Revolving Loans in an amount equal to such excess.

                 SECTION 5.3 Making of Payments. Except as otherwise provided, all payments in respect of the Loans shall be made by the Borrower to the Lender in immediately available funds. All such payments shall be made to the Lender at its account at NationsBank or as otherwise directed by Lender, not later than 12:30 P.M., Dallas time, on the date due. Funds received after such time shall be deemed to have been received by the Lender on the next following Business Day.

                 SECTION 5.4 Due Date Extension. If any Payment Date falls on a day which is not a Business Day, then such Payment Date shall be extended to the next following Business Day (except as provided in Section 4.3), and additional interest shall accrue and be payable for the period of such extension.

                 SECTION 5.5 Use of Proceeds. The proceeds of the Term Loan shall be used by the Borrower solely for the purpose of paying to Westell Technologies, Inc. the fee required to be paid to it pursuant to Section 8.1(e) of the Agreement and Plan of Merger dated September 30, 1997 by and among Westell Technologies, Inc. ("Westell"), Kappa Acquisition Corp. and Borrower. The proceeds of the Revolving Loans shall be used by the Borrower (i) to repay in full on the date hereof (x) all amounts owing to Westell under the Loan and Security, dated as of September 30, 1997, between Westell and the Borrower (the "Westell Loan Agreement") and (y) all amounts owing to SVB under the SVB Loan Agreement and (ii) subsequent to such repayments, for general working capital purposes to the extent permitted by the Merger Agreement. The Borrower will not, directly or indirectly, use any part of such proceeds for the purpose of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or to extend credit to any Person for the purpose of purchasing or carrying any such margin stock.

                 SECTION 5.6 Forgiveness of Term Loan. Notwithstanding anything to the contrary contained herein, the Lender agrees to forgive the outstanding principal amount of the Term Loan in the event that the Merger Agreement is terminated, except in the following circumstances:

                 (a) the Merger Agreement is terminated by the Borrower pursuant to Section 7.1(c)(i) of the Merger Agreement;

                 (b) the Merger Agreement is terminated by the Lender and Merger Sub pursuant to Section 7.1(d)(i) of the Merger Agreement;

                 (c) the Merger Agreement is terminated either by the Borrower pursuant to Section 7.1(b)(i), (c)(ii) or (c)(iii) or by the Lender and Merger Sub pursuant to Section 7.1(b)(i) or (d)(ii), and at the time of such termination any of the events specified in clauses
         (b), (c) or (e) of Annex A to the Merger Agreement shall have occurred and be continuing; and

                 (d) the Merger Agreement is terminated in accordance with its terms and, within six months after such termination, the Borrower or its stockholders consummate a transaction or enter into a definitive agreement with respect to an Acquisition Proposal (as defined in the Merger Agreement) pending at the time of such termination.

         In connection with clause (d) above, the Lender and the Borrower agree that notwithstanding anything to the contrary contained herein, during the six month period specified in such clause (d), the Term Loan shall remain outstanding and the Lender shall forebear from enforcing its right to repayment of the Term Loan. If at the conclusion of such six month period no event described in clause (d) has occurred, the outstanding principal amount of the Term Loan shall be forgiven. If prior to the conclusion of such six month period an event described in clause (d) has occurred, the outstanding principal amount of the Term Loan shall thereupon become immediately due and payable.


                                   ARTICLE VI
                                    SECURITY

                 SECTION 6.1 Grant of Security. The Borrower hereby assigns, pledges and grants to the Lender a security interest in all of the Borrower's right, title and interest in and to the following, whether now or hereafter existing, acquired or created (the "Collateral"):

                 (a) As such terms are defined in the U.C.C., all "equipment", in all of its forms, wherever located and all fixtures and all parts thereof and all accessions, additions, attachments, improvements, substitutions and replacements thereto and therefore, including, but not limited to, Computer Hardware and Software (any and all of the foregoing being the "Equipment");

                 (b) As such terms are defined in the U.C.C., all "inventory", in all of its forms, wherever located including, without limitation, (i) all raw materials and work in process therefor, finished goods thereof and materials used or consumed in the manufacture or production thereof, (ii) all goods in which the Borrower has an interest in mass or a joint or other interest or right of any kind (including, without limitation, goods in which the Borrower has an interest or right as consignee), and (iii) all goods which are returned to or repossessed by the Borrower, and all accessions thereto and products thereof and documents therefor, including Computer Hardware and Software (any and all of the foregoing being the "Inventory");

                 (c) As such terms are defined in the U.C.C., all "accounts" (including, without limitation, any intercompany accounts), "contracts", "contract rights", "chattel paper", "documents", "instruments", "deposit accounts" and "general intangibles", and other obligations of any kind whether or not arising out of or in connection with the sale or lease of goods or the rendering of services, and all rights now or hereafter existing in and to all security agreements, guarantees, leases and other contracts securing or otherwise relating to any such accounts, contracts, contract rights, chattel paper, documents, instruments, deposit accounts, general intangibles and other obligations including, without limitation, to the extent applicable, the Material Contracts (as defined in the Merger Agreement), and all payments under contract rights constituting Collateral (any and all of the foregoing being the "Receivables," and any and all documents and written instruments related thereto being the "Related Contracts");

                 (d)      All Intellectual Property Collateral;

                 (e)      All Computer Hardware and Software;

                 (f) All books, records, writings, data bases, information and other property relating to, used or useful in connection with, evidencing, embodying, incorporating or referring to, any of the foregoing in this Section 6.1;

                 (g) All of the Borrower's other personal property and rights of every kind and description and interests therein, including, but not limited to, Computer Hardware and Software;

                 (h) All products, rents, issues, profits, returns, income and proceeds of and from and claims relating to any and all of the foregoing Collateral (including, without limitation, proceeds which constitute property of the types described in clauses (a) through (g) of this Section 6.1), and, to the extent not otherwise included, all (i) payments under insurance (whether or not the Lender is the loss payee thereof), or any indemnity, warranty or guaranty, payable by reason of loss or damage to or otherwise with respect to any of the foregoing Collateral, and (ii) cash.

                 SECTION 6.2 Security for Liabilities. The security interests granted pursuant to Section 6.1 secure the prompt payment in full when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including the payment of amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy
Code), of all of the Liabilities in respect of the Revolving Loans now or hereafter existing, whether for principal, interest, fees, expenses or otherwise (the "Secured Liabilities"). Liabilities in respect of the Term Loan shall be unsecured obligations of the Borrower.

                 SECTION 6.3 Continuing Security Interest; Transfer of Note. This Agreement shall create a continuing security interest in the Collateral, which security interest shall:

                 (a) remain in full force and effect until the irrevocable payment in full of all Secured Liabilities and the termination of the Revolving Loan Commitment;

                 (b) be binding upon the Borrower, its successors, transferees and assigns; and

                 (c) inure to the benefit of the Lender, its successors, transferees and assigns.

Without limiting the generality of the foregoing clause (c), the Lender may assign or otherwise transfer (in whole or in part) the Loans or the Commitments, or any portion thereof, to any other Person or entity, and such other Person or entity shall thereupon become vested with all the rights and benefits in respect the security interest granted to the Lender under this Agreement or any Related Document or otherwise. Upon the payment in full of all Secured Liabilities and the termination of the Revolving Loan Commitment, the security interest granted herein shall terminate and all rights to the Collateral shall revert to the Borrower. Upon any such termination, the Lender will, at the Borrower's sole expense, execute and deliver to the Borrower such documents as the Borrower shall reasonably request to evidence such termination.

                 SECTION 6.4 Borrower Remains Liable. Anything herein to the contrary notwithstanding:

                 (a) Borrower shall remain liable under the contracts and agreements included in the Collateral to the extent set forth therein, and shall perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed;

                 (b) the exercise by the Lender of any of its rights hereunder shall not release the Borrower from any of its duties or obligations under the contracts or agreements included in the Collateral; and

                 (c) the Lender shall not have any obligation or liability under such contracts or agreements included in the Collateral by reason of this Agreement, nor shall the Lender be obligated to perform any of the obligations or duties of the Borrower thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

                 SECTION 6.5  Further Assurances.

                 (a) The Borrower agrees that from time to time, at the expense of the Borrower, the Borrower will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Lender may request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Lender to exercise and enforce its rights and remedies hereunder with respect to any Collateral. Without limiting the generality of the foregoing, the Borrower will: (i) mark conspicuously each item of chattel paper included in the Receivables and, at the request of the Lender, each of its records pertaining to the Collateral, with a legend, in form and substance satisfactory to the Lender, indicating that such Collateral is subject to the security interest granted hereby, (ii) at the request of the Lender, deliver and pledge to the Lender hereunder all promissory notes and other instruments (including checks) and all original counterparts of chattel paper constituting Collateral, duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Lender,
         (iii) execute and file such financing or continuation statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Lender may request, in order to perfect and preserve the security interests granted or purported to be granted hereby, (iv) promptly after the acquisition by the Borrower of any item of Equipment which is covered by a certificate of title under a statute of any jurisdiction under the law of which indication of a security interest on such certificate is required as a condition of perfection thereof, execute and file with the registrar of motor vehicles or other appropriate authority in such jurisdiction an application or other document requesting the notation or other indication of the security interest created hereunder on such certificate of title, (v) within thirty (30) days after the end of each calendar quarter, deliver to the Lender copies of all such applications or other documents filed during such calendar quarter indicating and copies of all such certificates of title issued during such calendar quarter indicating the security interest created hereunder in the items of Equipment covered thereby, (vi) at any reasonable time, upon request by the Lender, exhibit the Collateral to and allow inspection of the Collateral by the Lender, or persons designated by the Lender, and (vii) at the Lender's request, appear in and defend any action or proceeding that may affect the Borrower's title to or the Lender's security interest in all or any part of the Collateral.

                 (b) The Borrower hereby authorizes the Lender to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of the Collateral without the signature of the Borrower. The Borrower agrees that a carbon, photographic or other reproduction of this Agreement or of a financing statement signed by the Borrower shall be sufficient as a financing statement and may be filed as a financing statement in any and all jurisdictions.

                 (c) The Borrower will furnish to the Lender from to time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Lender may reasonably request, all in reasonable detail.

                 SECTION 6.6 Notice Requirements. The Borrower shall notify the Lender of any change in the Borrower's name, identity or corporate structure within fifteen (15) days of such change and shall give the Lender thirty (30) days' prior written notice of any change in the Borrower's chief place of business, chief executive office or residence or the office where the Borrower keeps its records regarding the Receivables and all originals of all chattel paper that evidence Receivables.

                 SECTION 6.7 The Lender May Perform. If the Borrower fails to perform any agreement contained herein, the Lender may itself perform, or cause performance of, such agreement, and the expenses of the Lender incurred in connection therewith shall be payable by the Borrower under Section 11.5.

                 SECTION 6.8 Standard of Care. The powers conferred on the Lender hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the exercise of reasonable care in the custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Lender shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. The Lender shall be deemed to have exercised reasonable care in the custody and preservation of Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Lender accords its own property.

                 SECTION 6.9 Remedies. If any Event of Default shall have occurred and be continuing, the Lender may exercise in respect of the Collateral, in addition to all other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the U.C.C. (whether or not the U.C.C. applies to the affected Collateral), and also may (a) require the Borrower to, and Borrower hereby agrees that it will at its expense and upon request of the Lender forthwith, assemble all or part of the Collateral as directed by the Lender and make it available to the Lender at a place to be designated by the Lender that is reasonably convenient to both parties, (b) enter onto the property where any Collateral is located and take possession thereof with or without judicial process, (c) prior to the disposition of the Collateral, store, process, repair or recondition the Collateral or otherwise prepare the Collateral for disposition in any manner to the extent the Lender deems appropriate, and (d) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Lender's offices or elsewhere, for cash, on credit or for future delivery, at such time or times and at such price or prices and upon such other terms as the Lender may deem commercially reasonable. The Lender may be the purchaser of any or all of the Collateral at any such sale and the Lender shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any public sale, to use and apply any of the Liabilities as a credit on account of the purchase price for any Collateral payable by the Lender at such sale. Each purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of the Borrower, and the Borrower hereby waives (to the extent permitted by applicable law) all rights of redemption, stay and/or appraisal which it now has or may at any time in the future have under any rule or law or statute now existing or hereafter enacted. The Borrower agrees that, to the extent notice of sale shall be required by law, at least ten (10) days' notice to the Borrower of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Borrower hereby waives any claims against the Lender arising by reason of the fact that the price at which any Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale, even if the Lender accepts the first offer received and does not offer such Collateral to more than one offeree. If the proceeds of any sale or other disposition of the Collateral are insufficient to pay all the Liabilities, the Borrower shall be liable for the deficiency and the fees of any attorneys employed by the Lender to collect such deficiency.


                                  ARTICLE VII
                         REPRESENTATIONS AND WARRANTIES

                 SECTION 7.1 Representations and Warranties. The Borrower represents and warrants to the Lender as set forth in this Section 7.

                          SECTION 7.1.1  Location of Collateral, etc.  All of
the Equipment and Inventory is located at the places specified in Item A and Item B, respectively, of Schedule V hereto. The chief place of business and chief executive office of the Borrower and the office where Borrower keeps its records concerning the Receivables, and all originals of all chattel paper that evidence Receivables, and the original copies of the contracts, are located at its address specified in Item C of Schedule V hereto. The Borrower has not been known by any legal name different from the one set forth on the signature page hereto, nor has the Borrower been the subject of any merger or other corporate reorganization (other than as contemplated by the Merger Agreement). None of the Receivables is evidenced by a promissory note or other instrument.

                          SECTION 7.1.2  Ownership, No Liens, etc.  The
Borrower is the legal and beneficial owner of the Collateral free and clear of any Lien except for the security interest created by this Agreement and Permitted Liens. No effective financing statement or other document similar in effect covering all or any part of the Collateral is on file in any recording office, except such as may have been filed by or with respect to the Borrower relating to this Agreement and Permitted Liens.

                          SECTION 7.1.3  Possession and Control.  The Borrower
has exclusive possession and control of the Equipment and Inventory.

                          SECTION 7.1.4  Negotiable Documents, Instruments and
Chattel Paper. The Borrower has, contemporaneously herewith, delivered to the Lender possession of all originals of all negotiable documents (other than checks received by the Borrower in the ordinary course of business), instruments and chattel paper currently owned or held by the Borrower (duly endorsed in blank, if requested by the Lender).

                          SECTION 7.1.5  No Default or Event of Default.  No
Default or Event of Default has occurred and is continuing with respect to the Borrower and no violation or breach of any provision has occurred and is continuing under the Merger Agreement.

                          SECTION 7.1.6  Incorporation by Reference.  The
Borrower agrees that the representations and warranties of the Borrower set forth in Article III of the Merger Agreement shall be incorporated by reference in this Agreement in their entirety as if fully set forth herein with the same effect as if applied to this Agreement. All capitalized terms set forth in
Article III of the Merger Agreement shall have the meanings provided in the Merger Agreement; provided that for purposes of this Agreement, to the extent set forth in the Merger Agreement, the term "Company" shall be deemed to refer to the Borrower. Such representations and warranties shall not be affected in any manner by the termination of the Merger Agreement.


                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

                 SECTION 8.1 Condition Precedent to Initial Loans. The obligation of the Lender to make the initial Loans to the Borrower is subject to the condition precedent that the Borrower shall have delivered or caused to be delivered to Lender on or before the day of such Loans each of the following, in form and substance satisfactory to the Lender and its counsel:

                 (a) Notes. The Term Note and the Revolving Note, each duly executed by the Borrower;

                 (b) Intellectual Property Security Documents. The Copyright Security Agreement, the Patent Security Agreement and the Trademark Security Agreement, each duly executed by the Borrower;

                 (c) Financing Statements. (i) financing statements (UCC-1), in form and substance satisfactory to the Lender, for filing in all jurisdictions necessary or, in the opinion of the Lender or its counsel, desirable to perfect the security interests created by this Agreement; and (ii) certified copies of Requests for Information (Form UCC-11) identifying all of the financing statements on file with respect to the Borrower in all jurisdictions referred to under clause
         (i) herein, indicating that the Collateral is free of all Liens, except for Permitted Liens;

                 (d) Insurance. Evidence of the existence of insurance on the property of the Borrower, together with evidence establishing the Lender as a loss payee and/or additional insured on all related insurance policies;

                 (e) Certificate of the Borrower. A certificate (dated as of the date of this Agreement) of the Secretary of the Borrower certifying: (i) a copy of the certificate of incorporation of the Borrower as theretofore amended; (ii) a copy of the bylaws of the Borrower, as theretofore amended; (iii) copies of all corporate action taken by the Borrower, including resolutions of its Board of Directors, authorizing the execution, delivery, and performance of this Agreement and the Related Documents by the Borrower and each other document to be delivered pursuant to this Agreement and authorizing borrowings by each of the Authorized Officers; and (iv) the names and true signatures of the officers of the Borrower authorized to sign this Agreement, the Related Documents and the other documents and instruments to be delivered by the Borrower under this Agreement;

                 (f) Certified Charter and Good Standing. A certificate of the due formation, valid existence and good standing of the Borrower in its state of incorporation, issued by the appropriate authorities of such jurisdictions, and certificates of the Borrower's good standing and due qualification to do business, issued by appropriate officials in any states in which Borrower owns Collateral subject to this Agreement;

                 (g) Opinion of counsel for the Borrower. A favorable opinion of Heller Ehrman White & McAuliffe, counsel for the Borrower, in substantially the form of Exhibit F and as to such other matters as the Lender may reasonably request;

                 (h) Merger Agreement. The Borrower, the Lender and the Merger Sub shall have executed and delivered the Merger Agreement on terms and conditions satisfactory to the Lender;

                 (i) SVB Lien Releases. All termination statements, lien releases or similar documents or instruments duly executed by SVB for filing in all applicable jurisdictions as may be necessary to terminate all of SVB's Liens against the Collateral; and

                 (j) Other Matters. The Lender shall have received such other approvals, opinions, or documents as the Lender may reasonably request.

                 SECTION 8.2 Conditions Precedent to All Loans. The obligation of the Lender to make each Loan (including the initial Loan) shall be subject to the further conditions precedent that on the date of such Loan:

                 (a) The following statements shall be true and correct and the Lender shall have received a certificate signed by an Authorized Officer of the Borrower, dated the date of such Loan, stating that:

                          (i) The representations and warranties contained in Article 7 of this Agreement and Article III of the Merger Agreement are true and correct on and as of the date of such Loan as though made on and as of such date;

                          (ii) No Default or Event of Default has occurred and is continuing, or would result from the borrowing of such Loan; and

                          (iii) No Material Adverse Effect has occurred since the date of the most recent financial statements delivered or required to be delivered pursuant to the Merger Agreement.

                 (b) The Lender shall have received such other approvals, opinions, or documents as the Lender may reasonably request.


                                   ARTICLE IX
                         COVENANTS AND OTHER AGREEMENTS

                 The Borrower covenants and agrees that, so long as either of the Commitments hereunder shall remain in effect and until all Liabilities have been irrevocably paid in full, the Borrower shall perform all covenants in this
Article IX:

         SECTION 9.1 Limit on Indebtedness. The Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness other than the Liabilities and the Indebtedness described on Schedule VI to this Agreement.

         SECTION 9.2 Prohibition on Liens. Except to the extent permitted in the following sentence, the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to the Collateral, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to the Collateral under the U.C.C. of any state or under any similar recording or notice statute, including, without limitation, any filings made with the CRO or the PTO, except for Permitted Liens. Notwithstanding the foregoing, the Borrower may permit to exist the Liens held by Westell pursuant to the Westell Loan Agreement; provided, however, that the Borrower shall use its best efforts to obtain within twenty (20) days after the date hereof all termination statements, lien releases or similar documents or instruments duly executed by Westell for filing in all applicable jurisdictions as may be necessary to terminate all of Westell's Liens against the Collateral.

         SECTION 9.3 Notice of Litigation. Promptly after the commencement thereof, the Borrower shall notify the Lender of all actions, suits, and proceedings before any court or governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, affecting the Borrower or any of its Subsidiaries, which, if determined adversely to the Borrower or such Subsidiary, could have a Material Adverse Effect.

         SECTION 9.4 Notice of Defaults and Events of Default. As soon as possible and in any event within five (5) days after the occurrence of each Default or Event of Default, the Borrower shall deliver to the Lender a written notice setting forth the details of such Default or Event of Default and the action which is proposed to be taken by the Borrower with respect thereto.

         SECTION 9.5 ERISA Reports. Promptly after the filing or receiving thereof, the Borrower shall deliver to the Lender copies of all reports, including annual reports, and notices which the Borrower or any of its Subsidiaries files with or receives from the PBGC or the U.S. Department of Labor under ERISA. As soon as possible, and in any event within ten (10) days after the Borrower or any of its Subsidiaries knows or has reason to know that any Reportable Event has occurred with respect to any Pension Plan or that the PBGC or the Borrower or any of its Subsidiaries has instituted or will institute proceedings under Title IV of ERISA to terminate any Pension Plan, the Borrower shall deliver to the Lender a certificate of the chief financial officer of the Borrower setting forth details as to such Reportable Event or Pension Plan termination and the action the Borrower has taken or proposes to take with respect thereto.

         SECTION 9.6 SEC Filings and Press Releases. The Borrower shall deliver to the Lender, promptly upon their becoming available, copies of all
(i) financial statements, reports, notices and proxy statements sent or made available generally by the Borrower to its security holders, (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by the Borrower or any of its Subsidiaries with any securities exchange, the United States Securities and Exchange Commission or any governmental or private regulatory authority and (iii) all press releases and other statements made available generally by the Borrower or any of its Subsidiaries to the public concerning material developments in the business of the Borrower or any of its Subsidiaries.

         SECTION 9.7 Payment of Taxes and Claims. The Borrower shall, and shall cause each of its Subsidiaries to, pay all taxes, assessments and other governmental charges imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty accrues thereon, and all claims (including, without limitation, claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, however, that no such charge or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (i) such reserve or other appropriate provision, if any, as shall be required in accordance with GAAP shall have been made therefor and (ii) in the case of a charge or claim which has or may become a Lien against any of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such charge or claim.

         SECTION 9.8 Maintenance of Assets and Properties. The Borrower shall, and shall cause each of its Subsidiaries to maintain or cause to be maintained in good repair, working order and condition, ordinary wear tear excepted, all material assets and properties used or useful in the business of the Borrower and its Subsidiaries

(including, without limitation, the Collateral) and from time to time make or cause to be made all appropriate repairs, renewals and replacements thereof.

         SECTION 9.9 Insurance. The Borrower shall maintain or cause maintained, with financially sound and reputable insurers, such public liability insurance, third party property damage insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of the assets, properties and business of the Borrower and its Subsidiaries as may customarily be carried or maintained under similar circumstances by corporations of established reputation engaged in similar businesses, in each case in such amounts (giving effect to any self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for corporations similarly situated in the Borrower's industry.

         SECTION 9.10 Compliance with Laws, Etc. The Borrower shall comply, and shall cause each of its Subsidiaries to comply, with the requirements of all applicable laws, rules, regulations and orders of any governmental authority, noncompliance with which could cause, individually or in the aggregate, a Material Adverse Effect.

         SECTION 9.11 Reports to Other Creditors. Promptly after the furnishing thereof, the Borrower shall deliver to the Lender copies of any statement or report furnished to any other party pursuant to the terms of any indenture, loan, or credit or similar agreement (including, without limitation, the SVB Loan Agreement) and not otherwise required to be furnished to the Lender pursuant to Article IX.

         SECTION 9.12 Incorporation by Reference. The Borrower shall comply with the covenants and other agreements set forth in Sections 5.1, 5.2, 5.3, 5.7, 5.8 and 5.9 of the Merger Agreement and the terms and provisions set forth therein shall be incorporated by reference in this Agreement in their entirety as if fully set forth herein with the same effect as if applied to this Agreement. All capitalized terms set forth in Sections 5.1, 5.2, 5.3, 5.7, 5.8, and 5.9 of the Merger Agreement shall have the meanings provided in the Merger Agreement; provided, however, that for purposes of this Agreement, to the extent set forth in the Merger Agreement, the term "Company" shall be deemed to refer to the Borrower. Such covenants and agreements shall not be affected in any manner by the termination of the Merger Agreement.

         SECTION 9.13 General Information. Such other information respecting the condition or operations, financial or otherwise, of the Borrower or any of its Subsidiaries as the Lender may from time to time reasonably request.

                                   ARTICLE X
                               EVENTS OF DEFAULT

                 SECTION 10.1 Events of Default. Each of the following events shall constitute an "Event of Default" under this Agreement:

                 (a) The Borrower shall fail to pay the principal of, or interest on, the Notes or any of the other Liabilities as and when due and payable (whether at stated maturity, by acceleration, by mandatory prepayment or otherwise);

                 (b) Any representation or warranty made or deemed made by the Borrower in this Agreement or any Related Document or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with this Agreement or any Related Document shall prove to have been incorrect in any material respect on the date made;

                 (c) The Borrower shall fail to perform or comply with any term, covenant or agreement contained in Article IX of this Agreement;

                 (d) The Borrower shall fail to perform or comply with any other term, covenant, or agreement contained in this Agreement or any Related Document (other than any such term, covenant or agreement referred to in any other subsection of this Section 10.1) on its part to be performed or complied with, which failure is not cured within ten (10) days;

                 (e)      The Borrower or any of its Subsidiaries shall fail to
         (i) pay when due and payable any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than Indebtedness referred to in Section 10.1(a)) in an individual amount of $500,000 or more or with an aggregate principal amount of $1,000,000 or more, in each case beyond the end of any grace period provided therefor, or (ii) perform or comply with the any other term of (x) one or more items of Indebtedness in the individual or aggregate principal amounts set forth on clause (i) above or (y) any loan agreement, mortgage, indenture or other agreement relating to such items of Indebtedness, if the effect of such failure is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders) to cause, that Indebtedness to become or be declared due and payable prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be(upon the giving of notice, lapse of time or both);

                 (f) The Borrower or any of its Subsidiaries (i) shall generally not, or shall be unable to, or shall admit in writing its inability to pay its debts as such debts become due; or (ii) shall make an assignment for the benefits of creditors, petition or apply to any tribunal for the appointment of a custodian, receiver, or trustee for it or a substantial part of its assets; or (iii) shall commence any proceeding under any bankruptcy, reorganization, arrangements, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (iv) shall have any such petition or application filed or any such proceeding commenced against it in which an order for relief is entered or adjudication or appointment is made and which remains undismissed for a period of sixty (60) days or more; or (v) by any act or omission shall indicate its consent to, approval of, or acquiescence in any such petition, application, or proceeding, or order for relief, or the appointment of a custodian, receiver, or trustee for all or any substantial part of its properties; or (vi) shall suffer any such custodianship, receivership, or trusteeship to continue undischarged for a period of sixty (60) days or more; and

                 (g) This Agreement, the Copyright Security Agreement, the Patent Security Agreement or the Trademark Security Agreement shall at any time after their execution and delivery for any reason cease: (i) to create a valid and perfected first priority security interest in and to the Collateral covered thereby or (ii) to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by the Borrower, or the Borrower shall deny it has any further liability or obligation under or shall fail to perform any of its obligations under any of the foregoing.

                 SECTION 10.2  Remedies.  If any Event of Default described in
Section 10(f) shall occur and be continuing, the Commitments shall immediately terminate and all Liabilities of the Borrower shall become immediately due and payable, all without presentment, demand, protest or notice of any kind. If any other Event of Default shall occur and be continuing, the Lender may declare the Commitments to be terminated and all Liabilities to be due and payable, whereupon the Commitments shall immediately terminate and all Liabilities shall become immediately due and payable, all without presentment, demand, protest or notice of any kind. The Lender shall promptly advise the Borrower of any such declaration, but failure to do so shall not impair the effect of such declaration. Notwithstanding anything to the contrary contained herein, the Lender hereby agrees that it shall not declare the Liabilities due and payable unless and until such time as the Merger Agreement shall have been terminated.

                                   ARTICLE XI
                                 MISCELLANEOUS

                 SECTION 11.1 Amendments, Etc. No amendment, modification, termination, or waiver of any provision of this Agreement, nor consent to any departure by the Borrower from this Agreement, shall in any event be effective unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                 SECTION 11.2 Notices, Etc. All notices and other communications provided for under this Agreement shall be in writing (including telegraphic or facsimile communication) and mailed or telecommunicated or delivered, if to the Borrower or Lender at the addresses set forth in the Merger Agreement, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 11.2. All such notices and communications shall, when mailed or telecommunicated, be effective when deposited in the mails, transmitted by facsimile or delivered to the telegraph company, respectively, addressed as aforesaid, except that notices to the Lender pursuant to the provisions of Section 2.2 shall not be effective until received by the Lender.

                 SECTION 11.3 No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right, power, or remedy under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Agreement are cumulative and not exclusive of any remedies provided by law.


                 SECTION 11.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights under this Agreement without the prior written consent of the Lender.

                 SECTION 11.5  Indemnity and Expenses.

                 (a) The Borrower agrees to indemnify the Lender from and against any and all claims, losses and liabilities in any way relating to, growing out of or resulting from this Agreement and the transactions contemplated hereby (including, without limitation, enforcement of this Agreement), except to the extent such claims, losses or liabilities result solely from the Lender's gross negligence or willful misconduct as finally determined by a court of competent jurisdiction.

                 (b) The Borrower shall pay to the Lender upon demand the amount of any and all costs and expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, that the Lender may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any of the Collateral, (iii) the exercise or enforcement of any of the rights of the Lender hereunder, or (iv) the failure by the Borrower to perform or observe any of the provisions hereof.

                 SECTION 11.6 Right of Setoff. Upon the occurrence of any Event of Default, the Lender is hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Lender to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement, the Notes or any other Related Document, irrespective of whether or not the Lender shall have made any demand under this Agreement, the Notes or such other Related Document and although such obligations may be unmatured. The Lender agrees promptly to notify the Borrower after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Lender under this Section 11.6 are in addition to other rights and remedies (including, without limitation, other rights of setoff) which the Lender may have.

                 SECTION 11.7 GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (INCLUDING WITHOUT LIMITATION SECTION 1646.5 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, EXCEPT TO THE EXTENT THAT THE U.C.C. PROVIDES THAT THE

PERFECTION OF THE SECURITY INTERESTS HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF CALIFORNIA. Unless otherwise defined herein, terms used in Article 9 of the U.C.C. in the State of California are used herein as therein defined.

                 SECTION 11.8 Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

                 SECTION 11.9 Headings. Section headings in this Agreement are included in this Agreement for the convenience of reference only and shall not constitute a part of this Agreement or for any other purpose.

                 SECTION 11.10 WAIVER OF JURY TRIAL. THE BORROWER AND THE LENDER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING ANY RIGHTS UNDER THIS AGREEMENT, ANY RELATED DOCUMENT OR UNDER ANY OTHER DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH, OR ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREE THAT ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY; THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER ENTERING INTO THIS AGREEMENT.

                 SECTION 11.11 Counterparts. This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.


                                       BORROWER:

                                       AMATI COMMUNICATIONS CORPORATION

                                       By: /s/ JAMES STEENBERGEN
                                          ------------------------------------
                                       Name: James Steenbergen
                                            ----------------------------------
                                       Title:  President and Chief Executive
                                               Officer
                                             ---------------------------------

                                       LENDER:

                                       TEXAS INSTRUMENTS INCORPORATED

                                       By: /s/ RICHARD K. TEMPLETON
                                          ------------------------------------
                                       Name: Richard K. Templeton
                                            ----------------------------------
                                       Title: President, Semiconductor Group
                                             ---------------------------------

                                                                EXHIBIT (c)(3)



                              [AMATI LETTERHEAD]

Texas Instruments Inc.                                             July 22, 1997
7829 Churchill Way
Mail Station 3995
Dallas, TX 75261

                           CONFIDENTIALITY AGREEMENT
                           -------------------------


Ladies and Gentlemen:

In connection with your possible interest in an acquisition or other business combination (the "Transaction") involving Amati Communications Corporation ("Amati" or the "Company"), you have requested that we or our representatives furnish you or your representatives with certain information relating to the Company or the Transaction. All such information (whether written or oral) furnished (whether before or after the date hereof) by us or our directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys and accountants) or agents (collectively, "our Representatives") to you or your directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys and accountants) or agents of your potential sources of financing for the Transaction (collectively "your Representatives") and all analysis, compilations, forecasts, studies or other documents prepared by you or your Representatives in connection with your or their review of, or your interest in, the Transaction which contain or reflect any such information is hereinafter referred to as the "Information". The term information will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by you or your Representatives or (ii) is or becomes available to you on a nonconfidential basis from a source (other than us or our Representatives) which, to the best of your knowledge after due inquiry, is not prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation to us.

Accordingly, you hereby agree that:

     1. You and your Representatives (i) will keep the information confidential and will not (except as permitted by paragraph 3 below), without our prior written consent, disclose any information in any manner whatsoever, and (ii) will not use any information other than in connection with the Transaction; provided, however, that you may reveal the information to your Representatives (a) who need to know this information for the purpose of evaluating the Transaction, (b) who are informed by you of the confidential nature of the information and (c)

Texas Instruments Inc.
July 22, 1997
Page 2

          who agree to act in accordance with the terms of this letter agreement. You will cause your Representatives to observe the terms of this letter agreement, and you will be responsible for any breach of this letter agreement by any of your Representatives.

     2. You and your Representatives will not (except as permitted by paragraph 3 below), without our prior written consent, disclose to any person the fact that the information exists or has been made available, that you are considering the Transaction or any transaction involving the Company, or that discussions or negotiations are taking or have taken place concerning the Transaction or involving the Company or any term, condition or other fact relating to the Transaction or such discussions or negotiations, including, without limitation, the status thereof.

     3. In the event that you or any of your Representatives are requested pursuant to, or required by, applicable law, regulation or legal process to disclose any of the information, you will notify us promptly so that we may seek a protective order or other appropriate remedy or, in our sole discretion, waive compliance with the terms of this letter agreement. In the event that no such protective order or other remedy is obtained, or that the Company waives compliance with the terms of the letter agreement, you will furnish only that portion of the information which you are advised by counsel is legally required and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the information.

     4. At any time upon the request of the Company or any of our Representatives, and in any event upon your decision not to proceed with a Transaction, you will either (i) promptly destroy all copies of the written information in your or your Representatives' possession and confirm such destruction to us in writing, or (ii) promptly deliver to the Company at your own expense all copies of the written information in you or your Representatives' possession. Any oral information will continue to be subject to the terms of this letter agreement.

     5. You acknowledge that neither we, nor DMG or its affiliates, nor our other Representatives, nor any of our or their respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended, makes any express or implied representation or warranty as to the accuracy or completeness of the information, and you agree that no such person will have any liability relating to the information or for any errors therein or omissions therefrom. You further agree that you are not entitled to rely on the accuracy or completeness of the information and that you will be entitled to rely solely on such representations and warranties as may be included in any definitive agreement with respect to the Transaction, subject to such limitations and restrictions as may be contained therein.

     6. You agree that, for a period of two years from the date of this letter agreement, you will not, directly or indirectly, solicit for employment or hire any employee of the Company or any of its subsidiaries with whom you have had contact or who became known to you in connection with your consideration of the Transaction; provided, however, that the foregoing provision will not prevent you from employing any such person who contacts you on his or her

Texas Instruments Inc.
July 22, 1997
Page 3

    own initiative without any direct or indirect solicitation by or encouragement from you (excluding generalized solicitation by advertisement or other method).

 7. You agree that, for a period of two years from the date of this Confidentiality Agreement, neither you nor any of your affiliates will, without the prior written consent of the Company or the Company's Board of
    Directors: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor corporation; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the Rules of the Securities Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or its securities or assets; (iv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing; or (v) request the Company or any of the Company's Representatives to amend or waive any provision of this paragraph 7; provided that the foregoing provisions shall not preclude you from submitting any offer to acquire the Company or voting securities thereof in response to any publicly announced transaction or proposed acquisition of the Company by a third party. You will promptly advise the Company of any inquiry or proposal made to it with respect to any of the foregoing.

 8. You acknowledge that remedies at law may be inadequate to protect us against any actual or threatened breach of this letter agreement by you or by your Representatives. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines in a final, nonappealable order that this letter agreement has been breached by your or by your Representatives, then you will reimburse the company for its legal expenses incurred in connection with all such litigation.

 9. You agree that no failure or delay by us in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

 10.This letter agreement will by governed by and construed in accordance with the laws of the State of California applicable to contracts between residents of that State and executed in and to be performed in that State.

 11.This letter agreement contains the entire agreement between you and us concerning the confidentiality of the Information, and no modifications of this letter agreement or waiver of the terms and conditions hereof will be binding upon you or us, unless approved in writing by each of you and us.

 12.This letter agreement shall terminate on the earlier of the consummation of the Transaction by you or your affiliates or the second anniversary of the date hereof.

Texas Instruments Inc.
July 22, 1997
Page 4



Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.



                                   Sincerely,

                                   Amati Communications Corporation



                                   By: /s/ JAMES STEENBERGEN
                                      --------------------------------
                                   Name:  James Steenbergen
                                        ------------------------------
                                   Title: President & CEO
                                         -----------------------------


Accepted and Agreed as of the date
first written above:


       Texas Instruments Inc.
----------------------------------------


By: /s/ CHARLES D. TOBIN
   -------------------------------------
Name:  Charles D. Tobin
     -----------------------------------
Title: Vice President Corporate Staff,
      ----------------------------------
      Manager, Corporate Development

                                                                EXHIBIT (c)(4)




                         TEXAS INSTRUMENTS INCORPORATED



                                           November 19, 1997


Mr. James Steenbergen
President, CEO and CFO
Amati Communications Corporation
2043 Samaritan Drive
San Jose, California 95124

Dear Mr. Steenbergen:

                 It is our understanding that you were granted an option to purchase 500,000 shares of Amati Communications Corporation ("Amati") common stock on November 27, 1995 at an exercise price of $4.25. It is also our understanding that your right to exercise the option vested with respect to 25% of these shares, or 125,000 shares six months after at grant, and that the remaining 375,000 shares would vest in three equal annual installments on May 27, 1997, 1998 and 1999.

                 In connection with the acquisition of Amati by Texas Instruments Incorporated ("TI"), your Amati options will be converted on the closing date into options on TI common stock. The number of shares covered by the TI options will be determined by the exchange ratio contained in the merger agreement and the per share option price shall be adjusted so that the aggregate option price for the TI shares will be equal to the aggregate option price of the Amati shares subject to your existing option. The TI options shall be subject to the same vesting schedule and other terms and conditions as now exist in your outstanding Amati options. In the event Amati or its successor terminates your full-time employment with Amati and its affiliates without cause following the acquisition, you will be retained as an employee on an approved leave of absence until the date on which your TI converted options are completely vested.

                 In consideration of the conversion of the Amati options into TI options and the acquisition of the common stock of Amati by TI, you agree to abide by the following non-competition and non-solicitation covenants through the term of your employment with Amati or its successor and for a period of one year following the termination of your full-time employment with Amati or its successors for any reason.

Mr. James Steenbergen
November 19, 1997
Page 2



                 You shall not own, directly or indirectly, a debt or equity interest in or provide any labor or services (whether as an employee, consultant, partner, joint venturer, director, agent, trustee or otherwise) to any person or entity that is engaged in the business of developing, designing, manufacturing, marketing or selling digital signal processing solutions and/or physical layer coding attributes of high speed digital lines ("Competing Business"); provided, however, that the Employee shall be permitted to own 5% or less of a Competing Business which is publicly- traded entity or is a non-publicly traded entity (but the fair market value of such interest in the non-publicly-traded entity is $50,000 or less). You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, any customer of Amati or its successors to purchase, lease, license or otherwise exploit any goods or services that are similar to or competitive with any goods or services offered (or then under active development) by Amati or its successor. You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, or assist any such person to solicit any employee of Amati or its successors to terminate such employee's employment relationship with Amati and its successors or provide any labor or services to any person or entity other than Amati or its successors.

                 Please indicate your agreement with the terms and conditions of the conversion of your options by affixing your signature to the enclosed copy of this letter and returning the same to the undersigned as soon as possible.

                                           Very truly yours,

                                           TEXAS INSTRUMENTS INCORPORATED



                                           By:  /s/ BARBARA GIBBS
                                                --------------------------------
                                                Barbara Gibbs,
                                                Vice President, Corporate Staff


I agree to the foregoing
terms and conditions:

                                                /s/ JAMES STEENBERGEN
     11-19-97                                   --------------------------------
----------------------                          James Steenbergen
       Date

                                                                EXHIBIT (c)(5)


                         TEXAS INSTRUMENTS INCORPORATED



                                           November 19, 1997


Mr. Ronald Carlini
V.P. Business Development
Amati Communications Corporation
2043 Samaritan Drive
San Jose, California 95124

Dear Mr. Carlini:

                 It is our understanding that you were granted options to purchase an aggregate of 190,000 shares of Amati Communications Corporation ("Amati") common stock on various dates at exercise prices ranging from $1.19 to $10.75. It is also our understanding that all of such options would become fully vested no later than July 27, 2000.

                 In connection with the acquisition of Amati by Texas Instruments Incorporated ("TI"), your Amati options will be converted on the closing date into options on TI common stock. The number of shares covered by the TI options will be determined by the exchange ratio contained in the merger agreement and the per share option price shall be adjusted so that the aggregate option price for the TI shares will be equal to the aggregate option price of the Amati shares subject to your existing option. The TI options shall be subject to the same vesting schedule and other terms and conditions as now exist in your outstanding Amati options. In the event Amati or its successor terminates your full-time employment with Amati and its affiliates without cause following the acquisition, you will be retained as an employee on an approved leave of absence until the date on which your TI converted options are completely vested.

                 In consideration of the conversion of the Amati options into TI options and the acquisition of the common stock of Amati by TI, you agree to abide by the following non-competition and non-solicitation covenants through the term of your employment with Amati or its successor and for a period of one year following the termination of your full-time employment with Amati or its successors for any reason.

                 You shall not own, directly or indirectly, a debt or equity interest in or provide any labor or services (whether

Mr. Ronald Carlini
November 19, 1997
Page 2


as an employee, consultant, partner, joint venturer, director, agent, trustee or otherwise) to any person or entity that is engaged in the business of developing, designing, manufacturing, marketing or selling digital signal processing solutions and/or physical layer coding attributes of high speed digital lines ("Competing Business"); provided, however, that the Employee shall be permitted to own 5% or less of a Competing Business which is publicly-traded entity or is a non-publicly traded entity (but the fair market value of such interest in the non-publicly-traded entity is $50,000 or less). You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, any customer of Amati or its successors to purchase, lease, license or otherwise exploit any goods or services that are similar to or competitive with any goods or services offered (or then under active development) by Amati or its successor. You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, or assist any such person to solicit any employee of Amati or its successors to terminate such employee's employment relationship with Amati and its successors or provide any labor or services to any person or entity other than Amati or its successors.

                 Please indicate your agreement with the terms and conditions of the conversion of your options by affixing your signature to the enclosed copy of this letter and returning the same to the undersigned as soon as possible.

                                           Very truly yours,



                                           TEXAS INSTRUMENTS INCORPORATED



                                           By:  /s/ BARBARA GIBBS
                                                --------------------------------
                                                Barbara Gibbs,
                                                Vice President, Corporate Staff

I agree to the foregoing
terms and conditions:

                                                /s/ RONALD CARLINI
       11/19/97                                 --------------------------------
--------------------------                      Ronald Carlini
       Date

                                                                EXHIBIT (c)(6)




                         TEXAS INSTRUMENTS INCORPORATED



                                           November 19, 1997


Mr. James D. Hood
V.P. Engineering
Amati Communications Corporation
2043 Samaritan Drive
San Jose, California 95124

Dear Mr. Hood:

                 It is our understanding that you were granted options to purchase an aggregate of 180,000 shares of Amati Communications Corporation ("Amati") common stock at an exercise prices of $8.13. It is also our understanding that all of such options would become fully vested no later than July 2, 1999.

                 In connection with the acquisition of Amati by Texas Instruments Incorporated ("TI"), your Amati options will be converted on the closing date into options on TI common stock. The number of shares covered by the TI options will be determined by the exchange ratio contained in the merger agreement and the per share option price shall be adjusted so that the aggregate option price for the TI shares will be equal to the aggregate option price of the Amati shares subject to your existing option. The TI options shall be subject to the same vesting schedule and other terms and conditions as now exist in your outstanding Amati options. In the event Amati or its
successor   terminates your full-time employment with Amati and its affiliates without cause following the acquisition, you will be retained as an employee on an approved leave of absence until the date on which your TI converted options are completely vested.

                 In consideration of the conversion of the Amati options into TI options and the acquisition of the common stock of Amati by TI, you agree to abide by the following non-competition and non-solicitation covenants through the term of your employment with Amati or its successor and for a period of one year following the termination of your full-time employment with Amati or its successors for any reason.

                 You shall not own, directly or indirectly, a debt or equity interest in or provide any labor or services (whether

Mr. James D. Hood
November 19, 1997
Page 2


as an employee, consultant, partner, joint venturer, director, agent, trustee or otherwise) to any person or entity that is engaged in the business of developing, designing, manufacturing, marketing or selling digital signal processing solutions and/or physical layer coding attributes of high speed digital lines ("Competing Business"); provided, however, that the Employee shall be permitted to own 5% or less of a Competing Business which is publicly-traded entity or is a non-publicly traded entity (but the fair market value of such interest in the non-publicly-traded entity is $50,000 or less). You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, any customer of Amati or its successors to purchase, lease, license or otherwise exploit any goods or services that are similar to or competitive with any goods or services offered (or then under active development) by Amati or its successor. You shall not directly or indirectly solicit, on behalf of yourself or any person other than Amati or its successors, or assist any such person to solicit any employee of Amati or its successors to terminate such employee's employment relationship with Amati and its successors or provide any labor or services to any person or entity other than Amati or its successors.

                 Please indicate your agreement with the terms and conditions of the conversion of your options by affixing your signature to the enclosed copy of this letter and returning the same to the undersigned as soon as possible.

                                           Very truly yours,



                                           TEXAS INSTRUMENTS INCORPORATED



                                           By:  /s/ BARBARA GIBBS
                                                --------------------------------
                                                Barbara Gibbs,
                                                Vice President, Corporate Staff


I agree to the foregoing
terms and conditions:

                                                /s/ JAMES D. HOOD
      11/18/97                                  --------------------------------
-------------------------                       James D. Hood
       Date